Exhibit 99.1

Itaú Unibanco Holding S.A.

Itaú

Risk and Capital Management

Pillar 3

4th quarter of 2016

Risk and Capital Management – Pillar 3

OBJECTIVE		3

KEY INDICATORS		3

1	RISK AND CAPITAL MANAGEMENT	4
1.1	Organizational Structure	4
1.2	Risk and Capital Governance	5
1.3	Risk Culture	5

2	CAPITAL	6
2.1	Capital Management	6
2.2	Capital Adequacy Assessment	6
2.3	Capital Requirements in Place and in Progress	7
2.4	Capital Composition	9
2.5	Risk-Weighted Asset (RWA)	11
	Risk-Weighted Assets for Credit Risk (RWACPAD)	11
	Risk-Weighted Assets for Market Risk (RWAMINT)	12
	Risk-Weighted Assets for Operational Risk (RWAOPAD)	12
2.6	Additional Common Equity Tier I	13
2.7	Capital Adequacy	14
2.8	Leverage Ratio	16

3	BALANCE SHEET	17
	Balance Sheet	17
	Institutions that comprises the Financial Statements of Itaú Unibanco Holding	19
	Material entities	21

4	INVESTMENTS IN OTHER ENTITIES	22
4.1	Investments in other entities not classified in the trading book	22

5	CREDIT RISK	23
5.1	Framework and Treatment	23
5.2	Credit Portfolio Analysis	25
	Operations with Credit Granting Characteristics by Brazil Geographic Regions and by Countries	25
	Operations with Credit Granting Characteristics by Economic Sector	26
	Remaining maturity of loan transactions	27
	Concentration on the Major Debtors	27
	Overdue Amounts	28
	Allowance for Loan Losses	28
	Mitigating Instruments	29
	Counterparty Credit Risk	30
	Acquisitions, Sale or Transfer of Financial Assets	31
	Operations of Securitization	32
	Credit Derivatives	33

6	MARKET RISK	35
6.1	Framework and Treatment	35
6.2	Portfolio Analysis	38
	Interest rate risk in the non-trading book	38
	Evolution of the Trading Portfolio	39
	Evolution of the Derivatives Portfolio	39
	VaR - Consolidated Itaú Unibanco	40
	VaR and Stresses VaR Internal Model – Regulatory Portfolio	41
	Stress Testing	42
	Backtesting	42
	Pricing of Financial Instruments	42

Itaú Unibanco

Risk and Capital Management – Pillar 3

7	OPERATIONAL RISK	43
7.1	Framework and Treatment	43
7.2	Crisis Management and Business Continuity	44
7.3	Independent Validation of Risk Models	45

8	LIQUIDITY RISK	46
8.1	Framework and Treatment	46
8.2	Liquidity Coverage Ratio (LCR)	47
8.3	Primary Sources of Funding	49

9	OTHER RISKS	50
	Insurance products, pension plans and premium bonds risks	50
	Social and Environmental Risk	50
	Regulatory Risk	51
	Model Risk	51
	Country Risk	51
	Business and Strategy Risk	52
	Reputational Risk	52

10	ENTERPRISE RISK MANAGEMENT AND ALIGNMENT OF INCENTIVES	54
	Risk Appetite	54
	Stress Test	54
	Risk-adjusted Compensation	55

11	APPENDIX I	56

12	GLOSSARIES	59
12.1	Glossary of Acronyms	59
12.2	Glossary of Regulations	61

Itaú Unibanco

Risk and Capital Management – Pillar 3

Objective

This document presents Itaú Unibanco Holding S.A. (Itaú Unibanco) information required by the Central Bank of Brazil (BACEN) through Circular 3,678 and subsequent amendments, which address the disclosure of information on risks management, calculation of risk-weighted assets (RWA), and calculation of the Referential Equity (PR), consistently with the capital rules and in accordance with Itaú Unibanco’s institutional standards.

For further information than the contained on this document, please visit http://www.itau.com.br/investor-relations.

The information shown on website www.itau.com.br/relacoes-com-investidores and referred to in this document is supplementary to this publication, and there were no important amendments between the dates of its disclosure and the base date of this report.

Key indicators

Itaú Unibanco’s risk and capital management focuses on maintaining the institution’s risk profile in line with the risk strategy and guidelines approved by the Board of Directors. The key indicators based on the Prudential Conglomerate, on December 31, 2016, are summarized below.

Common Equity Tier I Ratio	Tier I Ratio	BIS Ratio
15.8%	15.9%	19.1%
September 30, 2016: 15.7%	September 30, 2016: 15.8%	September 30, 2016: 19.0%

Common Equity Tier I	Tier I	Referential Equity
R$ 115,408 million	R$ 115,940 million	R$ 139,477 million
September 30, 2016: R$ 115,364 million	September 30, 2016: R$ 115,936 million	September 30, 2016: R$ 139,557 million

RWA	Credit Risk Exposure
R$ 731,240 million	R$ 669,284 million
September 30, 2016: R$ 735,921 million	September 30, 2016: R$ 673,405 million

Please note that as from the 2nd quarter of 2016, the entity resulting from the merge between Banco Itaú Chile and CorpBanca, Itaú CorpBanca, commenced to be fully consolidated in the accounting statements of Itaú Unibanco, which is its controlling shareholder, and the current interest is 35.71% in the capital stock of the new bank.

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Itaú Unibanco

Risk and Capital Management – Pillar 3

1	Risk and Capital Management

Itaú Unibanco understands risk and capital management as essential to optimize the use of resources and to select the best business opportunities, seeking to maximize value creation for its shareholders.

The Risk Management process at Itaú Unibanco:

•	Identifies and measures existing and potential risks to Itaú Unibanco’s positions;
•	Aligns risk management and control institutional policies, procedures and methodologies according to the guidelines of the Board of Directors and Itaú Unibanco’s corporate strategies; and;
•	Seeks the best risk-return ratios for Itaú Unibanco’s portfolio management.

The purpose of the risk identification process is to map internal and external risk threats that may affect the business’ and support units’ strategies, potentially impacting Itaú Unibanco’s results, capital, liquidity and reputation.

The risk management processes permeate the entire institution and are aligned with the Board of Directors and the Senior Management directives, which define the overall objectives by setting targets and limits for risk management business. The capital management and control units support Itaú Unibanco’s management through monitoring and analyzing risk and capital processes.

In compliance with National Monetary Council (CMN) Resolution 3,988 and subsequent amendments, which governs the implementation of a capital management structure, BACEN Circular 3,547, which sets forth procedures and parameters for the Internal Capital Adequacy Assessment Process (ICAAP) and BACEN Circular Letter 3,774, which describes the model for the ICAAP report, Itaú Unibanco has implemented its capital management structure and its ICAAP, taking a prospective stance in relation to capital management.

1.1	Organizational Structure

Itaú Unibanco’s risk management organizational structure complies with Brazilian and international regulations in place and is aligned with the market’s best practices. Responsibilities for risk management at Itaú Unibanco are structured according to the concept of three lines of defense, namely:

•	in the first line of defense, the business and corporate support areas have the role of managing the risks they themselves give rise to, by identifying, assessing, controlling and reporting the risks;

•	in the second line of defense, an independent unit provides central control, so as to ensure that Itaú Unibanco’s risk is managed according to the risk appetite and established policies and procedures. This centralized control provides the Board and executives with a global overview of Itaú Unibanco’s exposure, to ensure correct and speedy corporate decisions;

•	the role of the third line of defense, internal audit, is to provide an independent assessment of the institution’s activities, so that senior management can see that controls are adequate, risk management is effective and that internal controls and regulatory requirements are being complied with.

Itaú Unibanco uses Information Technology (IT) systems, managed to fully comply with Central Bank’s requirements on capital adequacy and risk measurement, in accordance with regulatory models and requirements in place. It also monitors adherence to the qualitative and quantitative regulators’ minimum capital and risk management requirements.

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Itaú Unibanco

Risk and Capital Management – Pillar 3

1.2	Risk and Capital Governance

Itaú Unibanco has established risk and capital management committees that report directly to the Board of Directors, with members being elected or appointed by the Board. At the executive level, risk is managed by corporate bodies.

To support this structure, Itaú Unibanco has its Risk and Finance Control and Management Area (ACGRF), which includes specialized departments, intending to provide independent and centralized management of the institution’s risks and capital, and ensuring the accordance with established rules and procedures.

A detailed description of the structure can be found on the Consolidated Annual Report in session Our Risk Management. The Consolidated Annual Report can be found in the website www.itau.com.br/investor-relations, section “Financial Information”.

1.3	Risk Culture

Itaú Unibanco, aiming at strengthening its values and aligning its employees' behavior with the guidelines established in risk management, adopts a number of initiatives to disseminates the risk culture. In addition to policies, procedures and processes, risk culture strengthens the individual and collective responsibility of employees in the management of risks inherent in the activities performed individually, respecting the ethical way of managing business.

Itaú Unibanco promotes a risk culture, stressing behavior which will help people at every level of the organization to consciously assume and manage risk. Itaú Unibanco’s risk culture principles are conscious risk-taking, discussion of the risks the institution faces, the corresponding action taken and the responsibility of everyone to manage risk.

With these principles disseminated throughout the institution, there is an incentive for risk to be understood and openly debated, to be kept within the levels indicated by the risk appetite, and to be taken as the individual responsibility of each employee of Itaú Unibanco, irrespective of their position, area or function.

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Itaú Unibanco

Risk and Capital Management – Pillar 3

2	Capital

2.1	Capital Management

The Board of Directors is the main body in the Itaú Unibanco’s capital management and it is responsible for approving the capital management institutional policy and guidelines regarding the institution’s capitalization level. The Board is also responsible for the full approval of ICAAP report, a process which is intended to assess the adequacy of Itaú Unibanco’s capital by identifying material risks; by defining the need for additional capital for such risks and the internal means of quantifying it; by preparing a capital plan, both for normal and stress situations; and by structuring a capital contingency plan.

At the executive level, corporate bodies are responsible for approving risk assessment and capital calculation methodologies, as well as reviewing, monitoring and recommending capital-related documents and topics to the Board of Directors. As for the corporate bodies governance, Itaú Unibanco has a dedicated structure for capital management, which consolidates information and coordinates related processes, all of which subject to verification by the independent validation, internal controls and audit areas.

In order to provide the necessary information for supporting decision making by the Executives and the Board of Directors, management reports are prepared and presented at corporate bodies, informing about Itau Unibanco’s capital adequacy, as well as about the projections of future capital levels in normal and stress situations.

The guidelines of the institutional capital management policy can be accessed at www.itau.com.br/investor-relations, under “Corporate Governance, Regulations and Policies, Public Access Report Capital Management”.

2.2	Capital Adequacy Assessment

For its capital adequacy assessment process, Itaú Unibanco’s procedure is as follows:

•	Identification of the risks to which the institution is exposed and analysis of their materiality;
•	Assessment of the need for capital to cover the material risks;
•	Development of methods for quantifying additional capital;
•	Quantification of capital and internal capital adequacy assessment;
•	Submission of report to the Central Bank of Brazil (BACEN).

The ICAAP is a fundamental component of Itaú Unibanco’s internal capital management, and its most important element is stress testing. This process provides for assessing capital under adverse scenarios, approved annually by the Board of Directors, and its purpose is to measure and confirm that, even in severe adverse conditions, the institution would have adequate levels of capital that would not cause restrictions to the development of its activities.

The result of the last ICAAP – dated as of December 2015 – showed that, in addition to having enough capital to face all material risks, Itaú Unibanco has a significant cushion, thus ensuring the soundness of its equity position.

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Itaú Unibanco

Risk and Capital Management – Pillar 3

2.3	Capital Requirements in Place and in Progress

Itaú Unibanco’s minimum capital requirements follow the set of resolutions(2) and circulars disclosed by the Central Bank of Brazil (BACEN) that implemented, in Brazil, the global capital requirement standards known as Basel III. These are expressed as ratios of the capital available stated by the Referential Equity (PR), or Total Capital, composed by the Tier I Capital (which comprises the Common Equity and Additional Tier I Capital) and Tier II Capital, and the risk-weighted assets, or RWA.

The Total Capital, Tier I Capital and Common Equity Tier I Capital ratios are calculated on a consolidated basis, applied to institutions included in Prudential Conglomerate(3), which comprises not only financial institutions but also collective financing plans (“consórcios”), payment entities, factoring companies or companies that directly or indirectly assume credit risk, and investment funds in which the institution retains substantially all risks and rewards.

For purposes of calculating these minimum capital requirements, the total RWA is determined as the sum of the risk-weighted asset amounts for credit, market, and operational risks. Itaú Unibanco uses standardized approaches to calculate credit and operational risk-weighted asset amounts.

From September 1, 2016, BACEN has authorized Itaú Unibanco to use internal market risk models to determine the total amount of regulatory capital, using for its daily calculation the portion RWAMINT, replacing the portion RWAMPAD, as set out in BACEN Circular 3,646.

The standardized approach continues to be used for units which are not considered significant in calculating regulatory capital for market risk. Accordingly, use of the internal models does not apply to the following units: Argentina, Chile, Itaú BBA International, Itaú BBA Colombia, Paraguay and Uruguay.

Credit, market and operational risks approaches are treated as described in section “2.5 Risk-Weighted Assets (RWA)”.

From January 1 to December 31, 2016, the minimum Total Capital ratio required is 9.875%. The minimum requirement for Total Capital was 11% between October 1, 2013, and December 31, 2015, and is programmed for a gradual reduction to 8% on January 1, 2019.

Beyond the minimum requirement, the BACEN rules call for Additional Common Equity Tier I Capital (ACP), corresponding to the sum of the components ACPConservation, ACPCountercyclical and ACPSystemic, which, in conjunction with the requirements mentioned, increase capital need over time. Under CMN Resolution 4,193, the values of each component ACPConservation and ACPCountercyclical will increase gradually from 0.625%, as from January 1, 2016, to 2.5% as from January 1, 2019. However the countercyclical capital buffer is triggered during the credit cycle expansion phase, and currently, according to BACEN Circular 3.769, the required amount for the countercyclical capital buffer portion is zero. Furthermore, if this portion should increase, the new percentage takes effect only twelve months after the announcement. In the case of component ACPSystemic, the current requirement applicable to Itaú Unibanco under BACEN Circular 3,768 is 0%, increasing gradually from 0.25%, as from January 1, 2017, to 1% as from January 1, 2019.

The Basel III regulatory reform also redefined the requirements for qualifying the instruments eligible for Tier I and Tier II Capital, which in Brazil are governed by CMN Resolution 4.192, including a phase-out schedule for instruments currently included in capital, which were issued before the rule came into effect and which do not fully meet the new requirements.

The table below shows Basel III implementation calendar, set by the BACEN. The percentages refer to the portion of risk-weighted asset by Itaú Unibanco.

(2) The standards that implemented the Basel III rules in Brazil were disclosed on March 1, 2013 through Resolutions No. 4,192 to No. 4,195 of the National Monetary Council (CMN) (Resolution No. 4,195 was revoked by Resolution No. 4,280), together with 15 Circulars published by BACEN on March 4, 2013, as amended.

(3) Further details of Prudential Conglomerate can be found in BACEN Circular No. 3,701, CMN Resolution No. 4,280 or in the link: http://www.bcb.gov.br/?BRPRUDENTIALFINREG.

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Itaú Unibanco

Risk and Capital Management – Pillar 3

Basel III - Implementation Schedule	From January 1st
	2015	2016	2017	2018	2019
Common Equity Tier I	4.5%	4.5%	4.5%	4.5%	4.5%
Tier I	6.0%	6.0%	6.0%	6.0%	6.0%
Total Capital	11%	9.875%	9.25%	8.625%	8.0%
Additional Common Equity Tier I (ACP)	0.0%	0.625%	1.50%	2.375%	3.5%
conservation	0%	0.625%	1.25%	1.875%	2.5%
countercyclical (1)	0%	0%	0%	0%	0%
systemic	0%	0%	0.25%	0.5%	1.0%
Common Equity Tier I + ACP	4.5%	5.125%	6.0%	6.875%	8.0%
Total Capital + ACP	11.0%	10.5%	10.75%	11.0%	11.5%
Prudential adjustments deductions	40%	60%	80%	100%	100%

(1) According to Bacen Circular 3,769, the ACP countercyclical requirement is zero.

In addition to the minimum capital requirements, BACEN Circular 3,748 has been in force since the fourth quarter of 2015. It incorporates the Leverage Ratio in the Basel III framework in Brazil. More details are given in section “2.8 Leverage Ratio” in this report.

Additionally, in March 2015, Circular BACEN 3,751 came into force. It provides for the calculation of the relevant indicators for assessing the Global Systemically Important Banks (G-SIBs) of financial institutions in Brazil. Information on the values of the G-SIBs indicators can been found at www.itau.com.br/investor-relations, section “Corporate Governance”, “Global Systemically Important Banks”.

The compliance of BACEN with the standards recommended by the Basel Committee was assessed at the end of 2013, under the Regulatory Consistency Assessment Programme (RCAP)(4). The rules effective in Brazil were considered compliant—pursuant to the Bank for International Settlements (BIS), Brazil is a compliant jurisdiction—i.e., the capital standards established in Brazil are also consistent with the internationally accepted minimum requirements. The pointed out discrepancies were considered immaterial.

Minimum capital requirement for Insurance

In July 2015, the National Council of Private Insurance (CNSP) issued CNSP Resolution 321, which, among other things, deals with the minimum capital requirements for underwriting, credit, operating and market risks for insurers, open private pension entities, premium bonds companies and reinsurers.

(4) Regulatory Consistency Assessment Programme (RCAP). Assessment of Basel III regulations in Brazil, December 2013, updated in March 2015 with no additional material points.

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Itaú Unibanco

Risk and Capital Management – Pillar 3

2.4	Capital Composition

The Referential Equity (PR), used to monitor compliance with the operational limits imposed by BACEN, is the sum of three items, namely:

•	Common Equity Tier I: the sum of social capital, reserves and retained earnings, less deductions and prudential adjustment;

•	Additional Tier I Capital: consists of instruments of a perpetual nature, which meet eligibility requirements. Together with Common Equity Tier I it makes up Tier I;

•	Tier II: consists of subordinated debt instruments with defined maturity dates that meet eligibility requirements. Together with Common Equity Tier I and Additional Tier I Capital, it makes up Total Capital.

The table below presents the composition of the referential equity and its components (Common Equity Tier I, Additional Tier I Capital and Tier II Capital), taking into consideration their respective prudential adjustments, as required by current regulations.

Composition of Referential Equity			R$ million
	12/31/2016 (1)	09/30/2016 (1)	12/31/2015
Stockholders' equity Itaú Unibanco Holding S.A. (Consolidated)	115,590	114,715	106,462
Non-controlling interest in subsidiaries	11,568	13,219	916
Changes in ownership interest in a subsidiary in capital transactions	2,777	2,825	3,683
Consolidated Stockholders' Equity (BACEN)	129,935	130,759	111,061
Preferred shares with clause of redemption excluded from Tier I	-	-	-
Common Equity Tier I prudential adjustments	(14,527)	(15,395)	(10,107)
Common Equity Tier I	115,408	115,364	100,955
Instruments eligible to comprise Additional Tier I	-	-	-
Additional Tier I prudential adjustments	532	572	46
Additional Tier I Capital	532	572	46
Tier I (Common Equity Tier I + Additional Tier I Capital)	115,940	115,936	101,001
Instruments eligible to comprise Tier II	23,488	23,488	27,403
Tier II prudential adjustments	49	133	61
Tier II	23,537	23,622	27,464
Reference Equity (Tier I + Tier II)	139,477	139,557	128,465

(1) As from the 2nd quarter of 2016, Itaú CorpBanca commenced to be fully consolidated in Itaú Unibanco's accounting statements.

The most significant prudential adjustments for Itaú Unibanco are shown in the following table. Together, they account for more than 90% of the prudential adjustments as of December 31, 2016.

Prudential Adjustments	R$ million
	31/12/2016 (1)	30/09/2016 (1)	31/12/2015	Ref. Anexo I
Goodwill paid upon the acquisition of investments	7,408	7,374	2,926	(e)
Intangible assets	3,254	3,071	1,078	(h) / (i)
Tax credits	3,678	4,345	2,389	(b)
Investments higher than 10% of the capital of companies that are similiar to non-consolidated financial intitutions	-	-	-
Minority shareholders' primary capital surplus	909	1,188	152
Adjustments related to the market value of derivative financial instruments used to hedge the cash flows of protected items whose mark-to-market adjustments are not recorded in the books	(1,254)	(1,123)	-
Others	532	540	3,562
Total	14,527	15,395	10,107

(1) As from the 2nd quarter of 2016, Itaú CorpBanca commenced to be fully consolidated in Itaú Unibanco's accounting statemtents.

During the year 2016, Itaú Unibanco bought back R$ 947 million of its own shares. These shares are shown as Treasury Shares, which showed a balance of R$ (1,882) million as of December 31, 2016. Treasury shares reduce our shareholders’ equity, resulting in a decrease in the capital base.

In this period, the amount of dividends and Interest on capital paid / provided for, which affects our capital base, was R$ 9,221 million. Dividends are deducted from the institution’s shareholders’ equity, thus reducing its capital base. JCP, for its part, is booked directly to income as an expense, and reduces the institution’s net income, consequently also reducing the capital base.

More details about Referential Equity are given in Appendix I (“Breakdown of the Referential Equity and Information on its Adequacy) in this report.

The following table presents subordinated debts and other instruments eligible for Tier II capital:

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Itaú Unibanco

Risk and Capital Management – Pillar 3

Instruments Eligible for Tier II Capital									R$ million
	Maturities						12/31/2016 (1)	09/30/2016 (1)	12/31/2015
Name of instrument	<1 year	1-2 years	2-3 years	3-4 years	4-5 years	> 5 years	Total	Total	Total
Bank Deposit Certificate (CDB)	929	-	-	-	-	-	929	2,278	7,463
Financial Bills	9,467	11,875	187	39	11	3,907	25,486	25,513	26,912
Euronotes	355	-	-	3,222	7,432	14,451	25,460	25,359	30,486
Subordinated Debt (Dec/16)	10,751	11,875	187	3,261	7,443	18,358	51,875	53,150	64,861
Subordinated Debt Not Elegible to Capital	305	132	254	162	193	4,499	5,545	5,582	923
Subordinated Debt - Total (Dec/16)	11,056	12,007	441	3,423	7,636	22,857	57,420
Subordinated Debt after Reducer (Dec/16)	-	2,375	75	1,957	5,954	18,358	28,719
Subordinated Debt after Reducer (Dec/12)	-	990	290	4,198	6,993	26,352	38,824
Preferred Shares (Dec/12)	-	-	323	-	-	-	323
Threshold (2) Instruments Eligible for Tier II Capital (Dec/12)	-	594	368	2,519	4,196	15,811	23,488
Instruments Eligible for Tier II Capital (Dec/16)(3)	-	594	368	2,519	4,196	15,811	23,488

(1) As from the 2nd quarter of 2016, Itaú CorpBanca commenced to be fully consolidated in Itaú Unibanco's accounting statements.

(2) Instruments Eligible for Tier II Capital with application of threshold in accordance with the current rules (Resolution 4,192/13 - Art 28).

(3) According to current legislation, the accounting balance of instruments eligible for Tier II Capital as of December 2012 was used for the calculation of referential equity as of December, 2016.

Details concerning maturities, compensation, principal amount, accounting balance and subordinated debt balance are described next:

Subordinated Debts Elegibles to Capital									R$ million
				12/31/2016	09/30/2016	12/31/2015	Dec/16 -Sep/16	Dec/16-Dec/15	12/31/2016
Name of instrument/ Currency	Issue	Maturity	Compensation p.a.	Principal Value			Principal Variation		Accouting Balance
Subordinated CDB (1) - BRL
	2006	2016	100% of CDI + 0.7%	-	466	466	(466)	(466)	-
	2010	2016	110% to 114% of CDI	-	-	2,665	-	(2,665)	-
			IPCA (2) + 7.21°% to 7.33°%	-	-	123	-	(123)	-
	2010	2017	IPCA + 7.21% to 7.33%	367	367	367	-	-	929
			Total	367	833	3,621	(466)	(3,254)	929

Subordinated Financial Bills - BRL
	2010	2016	100% of CDI + 1.35% to 1.36%	-	-	365	-	(365)	-
			112% to 112.5% of CDI	-	50	1,874	(50)	(1,874)	-
			IPCA + 7%	-	30	30	(30)	(30)	-
	2010	2017	IPCA + 6.95% to 7.2%	206	206	206	-	-	337
	2011	2017	108% to 112% of CDI	3,224	3,224	3,224	-	-	3,565
			100% of CDI + 1.29% to 1.52%	3,650	3,650	3,650	-	-	3,802
			IPCA + 6.15% to 7.8%	352	352	352	-	-	647
			IGPM + 6.55% to 7.6%	138	138	138	-	-	276
	2012	2017	100% of CDI + 1.12%	500	500	500	-	-	506
	2011	2018	IGPM + 7%	42	42	42	-	-	65
			IPCA + 7.53% to 7.7%	30	30	30	-	-	48
	2012	2018	108% to 113% of CDI	6,373	6,373	6,373	-	-	7,250
			IPCA + 4.4% to 6.58%	461	461	461	-	-	760
			100% of CDI + 1.01% to 1.32%	3,782	3,782	3,782	-	-	3,904
			9.95% to 11.95%	112	112	112	-	-	174
	2011	2019	109% to 109.7% of CDI	2	2	2	-	-	4
	2012	2019	110% of CDI	1	1	1	-	-	2
			11.96%	12	12	12	-	-	21
			IPCA + 4.7% to 6.3%	101	101	101	-	-	163
	2012	2020	111% to CDI	1	1	1	-	-	2
			IPCA + 6% to 6.17%	20	20	20	-	-	37
	2011	2021	109.25% to 110.5% of CDI	6	6	6	-	-	11
	2012	2022	IPCA + 5.15% to 5.83%	2,307	2,307	2,307	-	-	3,885
			IGPM + 4.63%	20	20	20			27
			Total	21,340	21,411	23,609	(80)	(2,269)	25,486

Subordinated Euronotes - USD
	2010	2020	6.2%	990	990	990	-	-	3,264
	2010	2021	5.75%	1,000	1,000	1,000	-	-	3,352
	2011	2021	5.75% to 6.2%	730	730	730	-	-	2,396
	2012	2021	6.2%	550	550	550	-	-	1,793
	2012	2022	5.5% to 5.65%	2,600	2,600	2,600	-	-	8,580
	2012	2023	5.13%	1,851	1,851	1,851	-	-	6,075
			Total USD	7,721	7,721	7,721
			Total BRL						25,460

			Grand Total						51,875
	Subordinated Debt after Reducer								28,719
	Instruments Eligible for Tier II Capital (Dec/16)								23,488

(1) CDB is Bank Deposit Certificate and CDI is Interbank Deposit Certificate.

(2) IPCA and IGP-M are Brazilian Inflation Indexes.

For further details of instruments that are part of the Referential Equity, please visit the website www.Itau.com.br/investor-relations, section "Corporate Governance, Pillar 3 – Spreadsheet Support", "Appendix I and II – Pillar 3", "Appendix II – Main Features of the Referential Equity Instruments (PR)".

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2.5	Risk-Weighted Asset (RWA)

According to CMN Resolution 4,193 and subsequent amendments, for assessing the minimum capital requirements, the RWA must be calculated by adding the following portions:

RWA = RWAcpad + RWAmint+ RWAopad

•	RWACPAD = portion related to exposures to credit risk, calculated using standardized approach;

•	RWAMINT = portion related to the market risk capital requirement, using internal approach, according to BACEN Circular 3,646;

•	RWAOPAD = portion related to the operational risk capital requirement, calculated using standardized approach.

The table below presents the consolidated evolution of RWA composition of Itaú Unibanco. Each portion mentioned above will be presented in detail in the following topics.

Composition of Risk-Weighted Asset					R$ million
Risk exposures	12/31/2016 (1)(2)		09/30/2016 (1)(2)		12/31/2015 (3)
Risk-Weighted Assets for Credit Risk (RWACPAD)	669,284	91.5%	673,405	91.5%	679,593	94.0%
Risk-Weighted Assets for Market Risk (RWAMINT)(4)	24,130	3.3%	24,690	3.4%	14,252	2.0%
Risk-Weighted Assets for Operational Risk (RWAOPAD)	37,826	5.2%	37,826	5.1%	28,623	4.0%
Risk-Weighted Assets (RWA)	731,240	100.0%	735,921	100.0%	722,468	100%

(1) As from the 2nd quarter of 2016, Itaú CorpBanca commenced to be fully consolidated in Itaú Unibanco's accounting statements.

(2) Market risk portion calculated from internal models. It includes units which are not considered significant, which follow standardized model.

(3) Market risk portion calculated from standardized models.

(4) As from September 1, 2016, Itaú Unibanco has the approval to use internal market risk models for calculating the total amount of regulatory capital.

Risk-Weighted Assets for Credit Risk (RWACPAD)

The table below presents the credit risk-weighted assets (RWACPAD), regulated by BACEN Circular 3,644, segregated by risk weighting factor and by asset type:

Composition of Risk-Weighted Assets for Credit Risk (RWACPAD)			R$ million
	12/31/2016 (1)	09/30/2016 (1)	12/31/2015
Risk exposures
Exposure weighted by credit risk (RWACPAD)	669,284	673,405	679,593
a) Per Weighting Factor (FPR):
FPR at 2%	105	125	179
FPR at 20%	8,011	8,286	7,000
FPR at 35%	12,056	11,992	11,695
FPR at 50%	44,251	43,785	46,025
FPR at 75%	142,194	140,363	136,104
FPR at 85%	82,494	94,445	129,884
FPR at 100%	325,890	323,270	288,057
FPR at 250%	33,213	27,403	37,858
FPR at 300%	7,357	8,689	10,751
FPR up to 1250%(2)	1,608	1,707	1,990
Derivatives – Variation of the counterparty credit quality	6,168	6,918	4,924
Derivatives – Future potential gain	5,937	6,421	5,126
b) Per Type:
Securities	45,741	45,344	51,085
Loan operations - Retail	114,481	112,988	109,882
Loan operations - Non-retail	247,911	250,096	237,365
Joint liabilities - Retail	205	206	242
Joint liabilities - Non-retail	47,108	47,719	46,655
Loan commitments - Retail	27,504	27,167	25,972
Loan commitments - Non-retail	10,234	10,906	12,924
Other exposures	176,100	178,979	195,468

(1) As from the 2nd quarter of 2016, Itaú CorpBanca commenced to be fully consolidated in Itaú Unibanco's accounting statements.

(2) Taking into consideration the application of the "F" factor required by Article 29 of BACEN Circular 3,644.

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Risk-Weighted Assets for Market Risk (RWAmint)

The risk-weighted assets for market risk (RWAMINT) are obtained by adding the terms listed in the table below, as regulated by BACEN Circulars 3,646 and 3,674.

The table below presents the risk weighted assets for Market Risk:

Composition of Risk-Weighted Assets for Market Risk (RWAMINT)			R$ million
	12/31/2016 (1)(2)	09/30/2016 (1)(2)	12/31/2015 (3)
Risk-Weighted Assets for Market Risk (RWAMINT)	24,130	24,690	14,252
Trades subject to interest rate variation	24,919	23,968	11,291
Fixed income interest rate denominated in reais	4,952	6,614	2,127
Foreign exchange linked interest rate	15,497	14,056	6,700
Price index linked interest rate	4,470	3,298	2,464
Interest rate linked interest rate	0	0	-
Operations subject to commodity price variation	353	455	473
Operations subject to stock price variation	401	212	952
Operations subject to the risk of exposures in gold, foreign currency and foreign exchange variations	1,138	2,798	1,536
Internal market risk models benefits	(2,681)	(2,743)

(1) As from the 2nd quarter of 2016, Itaú CorpBanca commenced to be fully consolidated in Itaú Unibanco's accounting statements.

(2) Market risk portion calculated from internal models.

(3) Market risk portion calculated from standardized models.

The capital requirement for the market risk portion is the maximum of the internal model and 90% of the standardized model. On December 31, 2016, RWAMPAD was R$ 26,811 million, hence the regulatory capital for market risk (RWAMINT) amounted to R$ 24,130 million, or 90% of the standardized model.

Risk-Weighted Assets for Operational Risk (RWAopad)

BACEN Circular 3,640 and subsequent amendments established the criteria for determining the portion of risk-weighted assets related to the capital required for operational risk (RWAOPAD). In accordance with current regulation, the exposure of RWAOPAD is calculated on a semiannual basis, related to June 30 and December 31.

The RWA for operational risk is presented below:

Composition of Risk-Weighted Assets for Operational Risk (RWAOPAD)			R$ million
	12/31/2016 (1)	09/30/2016 (1)	12/31/2015
Risk-Weighted Assets for Operational Risk (RWA OPAD)	37,826	37,826	28,623
Retail	10,887	10,887	7,470
Commercial	24,166	24,166	16,491
Corporate finance	2,789	2,789	1,380
Negotiation and sales	(11,026)	(11,026)	(4,927)
Payments and settlements	3,418	3,418	3,074
Financial agent services	3,471	3,471	2,873
Asset management	4,109	4,109	2,145
Retail brokerage	12	12	118

(1) As from the 2nd quarter of 2016, Itaú CorpBanca commenced to be fully consolidated in Itaú Unibanco's accounting statements.

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2.6	Additional Common Equity Tier I

A requirement for Additional Common Equity Tier I (ACP) came into effect in the first quarter of 2016. Details of its portions are shown below:

Additional Common Equity Tier I (ACP)		R$ million
	12/31/2016	09/30/2016
Additional Common Equity Tier I requirement (ACPrequirement)
conservation	4,570	4,600
countercyclical	-	-
systemically importance	-	-

BACEN Circular 3,769 describes the method for calculating the portion of ACPcountercyclical. Details of its portions are shown below for the relevant jurisdictions:

Additional Common Equity Tier I countercyclical (ACP countercyclical)
	12/31/2016	09/30/2016			R$ million
	RWACPrNBi (1)		ACCP(2)	date of announcement	date of effectiveness
Brazil	423,877	425,311	0%	oct/15	jan/16
Chile(3)	78,643	83,457	0%	-	-
Total	502,520	508,768	-	-	-

(1) Portion of the RWA balance for credit risk exposure to the non-banking private sector in the relevant jurisdictions.

(2) Percentage amount of the Additional Common Equity Tier I countercyclical for the principal jurisdictions.

(3) Method of calculating countercyclical buffer not announced in this jurisdiction. According to Article 2 of BACEN Circular No. 3,769 the ACCP of Brazil value should be used.

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2.7	Capital Adequacy

Itaú Unibanco, through the ICAAP, assesses the adequacy of its capital to face the incurred risks. For ICAAP, capital is composed by regulatory capital for credit, market and operational risks and by the necessary capital to face other risks.

In order to ensure the soundness of Itaú Unibanco and the availability of capital to support business growth, Itaú Unibanco maintains Referential Equity levels above the minimum levels, according to the Common Equity Tier I, Additional Tier I Capital, and Basel ratio.

On December 31, 2016, the PR reached R$ 139.477 million, R$ 115.940 million of Tier I and R$ 23.537 million of Tier II.

Composition of Referential Equity (PR)			R$ million
	12/31/2016 (1)	09/30/2016 (1)	12/31/2015
Tier I	115,940	115,936	101,001
Common Equity Tier I	115,408	115,364	100,955
Additional Tier I Capital	532	572	46
Tier II	23,537	23,622	27,464
Referential Equity (PR)	139,477	139,557	128,465
Required Referential Equity (PRE)	72,210	72,672	79,471
Excess capital in relation to Required Referential Equity	67,267	66,885	48,994
Additional Common Equity Tier I requirement (ACPrequirement)	4,570	4,600
Referential equity calculated for covering the interest rate risk of trades of the banking book (RBAN)	2,264	2,332	1,275

(1) As from the 2nd quarter of 2016, Itaú CorpBanca commenced to be fully consolidated in Itaú Unibanco's accounting statements.

As on December 31, 2016, the BIS ratio reached 19.1%, an increase of 0.1 basis-points from September 30, 2016. This increase was mainly due to a decrease in Risk-Weighted Assets (RWA), impacted by a decrease in the loan portfolio. The quarterly net income was offset by the distribution of dividends and interest on capital, in addition to the acquisition of the remaining stake in Banco Itaú BMG Consignado.

Itaú Unibanco has a R$ 67.267 million excess for Required Referential Equity, higher than the ACP of R$ 4.570 million. Therefore, it has not been subject to any restrictions due to insufficient Additional Common Equity Tier I.

The fixed asset ratio indicates the level of adjusted PR committed to adjusted permanent assets. Itaú Unibanco is within the maximum limit of 50% of the adjusted PR, as established by BACEN.

The Basel and Fixed asset ratios are presented in the table below.

Basel and Fixed Asset Ratios			R$ million
	12/31/2016 (1)	09/30/2016 (1)	12/31/2015
Basel ratio	19.1%	19.0%	17.8%
Tier I	15.9%	15.8%	14.0%
Common Equity Tier I	15.8%	15.7%	14.0%
Additional Tier I Capital	0.1%	0.1%	0.0%
Tier II	3.2%	3.2%	3.8%
Fixed assets ratio	25.4%	23.6%	27.7%
Excess Capital in Relation to Fixed Assets	34,298	36,837	28,616

(1) As from the 2nd quarter of 2016, Itaú CorpBanca commenced to be fully consolidated in Itaú Unibanco's accounting statements.

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Considering Itaú Unibanco's current capital base, and if the Basel III rules established by BACEN were fully implemented, Common Equity Tier I would be 14.0% on December 31, 2016, including the additional payment of interest on capital scheduled for March 2017, consolidation of Citibank's Brazilian retail business (estimated impact based on preliminary information), and the use of tax credits. This scenario is presented in the following chart.

Simulated Common Equity Tier I with Fully Loaded Basel III Rules

(5) In December 2016, the Common Equity Tier I includes the acquisition of the remaining stake in Banco Itaú BMG Consignado.

(6) Includes deductions of Goodwill, Intangible Assets (before and after October 13), Tax Credits from Temporary Differences and Tax Loss Carryforwards, Pension Fund Assets, Equity Investments in Financial Institutions, Insurance and similar companies.

(7) Includes the increase of the multiplier of the market risk, operational risk and certain credit risk accounts. This multiplier, which is at 10.1 nowadays, will be to 12.5 in 2019.

(8) The consolidation of Citibank considers the retail business (for individuals) in Brazil. Estimated impact based on preliminary information and pending regulatory approvals.

(9) Does not include any reversal of the complementary allowance for loan losses.

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2.8	Leverage Ratio

The Leverage Ratio is defined as the ratio between Tier I Capital and Total Exposure, calculated according to BACEN Circular 3,748. The ratio is intended to be a simple measure of non-risk-sensitive leverage, and so it does not take into account risk weighting factors or risk mitigation. As required by BACEN Circular Letter 3,706, Itaú Unibanco has since October 2015 been reporting the Leverage Ratio to BACEN monthly, however the minimum Leverage Ratio should become mandatory in 2018, according to the Basel recommendations, and is defined based on the period of observation of the behavior of the Ratio, from its implementation in 2011 until 2017.

The following information is based on the methodology and standard format introduced by BACEN Circular 3,748. As of December 31, 2016 Itaú Unibanco's Leverage Ratio stood at 8.6%.

	Comparative Summary of Published Financial Statements and Leverage Ratio
				R$ Thousand
		12/31/2016 (1)	09/30/2016 (1)	12/31/2015
1	Total assets according to published financial statements	1,425,638,779	1,399,099,604	1,359,172,441
2	Adjustment for differences in consolidation of accounts	(148,993,803)	(143,153,936)	(122,280,032)
3	Adjustment for assets assigned or transferred with substantial transfer of risks and benefits and recognized in the books	(4,849,779)	(4,861,887)	(4,855,298)
4	Adjustment for changes in reference values and potential future gains on derivative financial instruments	17,568,026	18,351,824	18,170,046
5	Adjustment for repurchase transactions and securities lending	7,817,388	9,710,514	6,749,914
6	Adjustment for transactions not booked in prudential conglomerate's total assets	123,813,664	128,152,810	110,181,720
7	Other adjustments	(77,390,495)	(84,277,535)	(81,883,640)
8	Total Exposure	1,343,603,780	1,323,021,394	1,285,255,152

	Disclosure of information on Leverage Ratio
				R$ Thousand
		12/31/2016 (1)	09/30/2016 (1)	12/31/2015
	Items shown in the Balance Sheet
1	Balance sheet items other than derivative financial instruments, securities received on loan and resales for settlement under repurchase transactions	939,742,637	916,145,815	891,531,269
2	Adjustments for equity items deducted in calculating Level I Capital	(27,336,290)	(27,629,040)	(14,903,083)
3	Total exposure shown in the Balance Sheet	912,406,347	888,516,775	876,628,185
	Transactions using Derivative Financial Instruments
4	Replacement value for derivatives transactions	24,762,918	26,978,549	27,570,116
5	Potential future gains from derivatives transactions	12,338,834	13,924,526	13,839,814
6	Adjustment for collateral in derivatives transactions	-	-	-
7	Adjustment for daily margin held as collateral	-	-	-
8	Derivatives in the name of customers where there is no contractual obligation to reimburse in the event of bankruptcy or default of the entities responsible for the settlement system	-	-	-
9	Reference value adjusted for credit derivatives	8,094,075	7,624,372	8,798,831
10	Adjustment of reference value calculated for credit derivatives	(2,864,883)	(3,197,074)	(3,424,798)
11	Total exposure for derivative financial instruments	42,330,944	45,330,373	46,783,963
	Repurchase Transactions and Securities Lending (TVM)
12	Investments in repurchase transactions and securities lending	257,235,437	251,310,923	244,911,369
13	Adjustment for repurchases for settlement and creditors of securities lending	-	-	-
14	Amount of counterparty credit risk	7,817,388	9,710,514	6,749,914
15	Amount of counterparty credit risk in transactions as intermediary	-	-	-
16	Total exposure for repurchase transactions and securities lending	265,052,825	261,021,437	251,661,283
	Off-balance sheet items
17	Reference value of off-balance sheet transactions	295,254,394	299,506,454	293,415,937
18	Adjustment for application of FCC specific to off-balance sheet transactions	(171,440,730)	(171,353,645)	(183,234,216)
19	Total off-balance sheet exposure	123,813,664	128,152,809	110,181,720
	Capital and Total Exposure
20	Level I	115,940,337	115,935,547	101,000,684
21	Total Exposure	1,343,603,780	1,323,021,394	1,285,255,152
	Leverage Ratio
22	Basel III Leverage Ratio	8.6%	8.8%	7.9%

(1) As from the 2nd quarter of 2016, Itaú CorpBanca commenced to be fully consolidated in Itaú Unibanco's accounting statements.

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3	Balance Sheet

Balance Sheet

The following table presents a comparison between Itaú Unibanco's Prudential Conglomerate Balance Sheet and its Consolidated Balance Sheet presented in the Financial Statements. Information presented in the Prudential Conglomerate is detailed so that the equity elements disclosed in Appendix I in this report are identified in the last column of the table below.

Comparisson of balance sheets - Assets				R$ million
	Consolidated balance sheet	Diferences (1)	Prudential	Ref. Annex I
Assets	12/31/2016
Current assets and Long-term receivables	1,398,651	(168,297)	1,230,354
Cash and cash equivalents	18,542	(147)	18,395
Interbank investments	286,038	(6,112)	279,926
Securities and derivative financial instruments	376,887	(157,113)	219,774
Interbank accounts	86,557	-	86,557
Interbranch accounts	7	-	7
Loan, lease and other credit operations	453,794	(5)	453,789
Other receivables	173,694	(4,611)	169,083
Tax credit and Actuarial Assets	-	-	21,489
Tax credits arising from income tax losses and social contribution	-	-	6,130	(b)
Credits resulting from temporary differences	-	-	15,042	(c)
Actuarial assets related to defined benefit pension funds	-	-	317	(d)
Other	-	-	147,594
Other assets	3,132	(309)	2,823
Permanent assets	26,988	19,303	46,291
Investments	4,944	16,518	21,462
Goodwill based on the expectation of future profitability	-	-	883	(e)
investments in the capital of companies that are similar to non-consolidated financial institutions and insurance companies	-	-	9,604	(f)
investments in the capital of financial institutions	-	-	1,105	(a)
Other	-	-	9,870
Real estate in use	6,811	(540)	6,271
Deferred permanent assets	-	-	-	(g)
Other	-	-	6,271
Goodwill	1,398	(355)	1,043
Goodwill based on the expectation of future profitability	-	-	1,043	(e)
Intangible assets	13,835	3,680	17,515
Acquisition of rights to credit payroll	1,045	-	1,045
Intangible assets acquired from October 1st 2013	-	-	564	(h)
Intangible assets acquired before October 1st 2013	-	-	481	(i)
Other intangible assets	17,479	11,003	28,482
Intangible assets acquired from October 1st 2013	-	-	6,358	(h)
Intangible assets acquired before October 1st 2013	-	-	2,772	(i)
Goodwill based on the expectation of future profitability	-	-	18,812	(e)
Deferred permanent assets	-	-	369	(g)
Other	-	-	171
(Accumulated amortization)	(4,689)	(7,323)	(12,012)
Intangible assets acquired from October 1st 2013	-	-	(1,498)	(h)
Intangible assets acquired before October 1st 2013	-	-	(1,769)	(i)
Goodwill based on the expectation of future profitability	-	-	(8,391)	(e)
Deferred permanent assets	-	-	(354)	(g)
Total assets	1,425,639	(148,994)	1,276,645

(1) Differences are mainly due to non-consolidation of non financial companies (highlighting the following companies: Insurance, Pension Plan and Premium Bonds) within the Prudential Conglomerate and also by the eliminations of transactions with related parties.

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Comparisson of balance sheets - Liabilities				R$ million
	Consolidated Balance Sheet	Diferences(1)	Prudential	Ref. Annex I
Liabilities	09/30/2016
Current and Long-term Liabilities	1,296,378	(151,678)	1,144,700
Deposits	329,414	2,144	331,558
Deposits received under securities repurchase agreements	366,038	2,531	368,569
Funds from acceptances and issuance of securities	93,711	6	93,717
Interbank accounts	592	-	592
Interbranch accounts	5,893	2	5,895
Borrowings and onlending	75,614	-	75,614
Derivative financial instruments	24,711	-	24,711
Technical provision for insurance, pension plan and capitalization	156,656	(156,656)	-
Other liabilities	243,749	295	244,044
Social and statutory	22,296	(1,921)	20,375
Tax credits arising from income tax losses and social contribution	-	-	12,779	(b)/(c)
Provision of Actuarial assets related to defined benefit pension funds	-	-	111	(d)
Other	-	-	7,485
Other	-	-	223,669
Deferred income	2,046	(36)	2,010
Non-controlling interest in subsidiaries	11,625	(57)	11,568
Non-controlling interest in subsidiaries that are part of the conglomerate	-	-	11,568	(j)
Stockholders' equity	115,590	2,777	118,367
Capital	97,148	-	97,148
Eligible Instruments	-	-	97,148	(k)
Capital reserves	1,589	-	1,589
Capital reserves	-	-	1,589	(m)
Revenue reserves	22,126	1,520	23,646
Revenue reserves	-	-	23,646	(l)
Asset valuation adjustment	(3,391)	1,257	(2,134)
Other revenue and other reserve	-	-	(2,134)	(m)
(Treasury shares)	(1,882)	-	(1,882)
Shares or other instruments issued by the bank	-	-	(1,882)	(n)
Total liabilities and stockholders' equity	1,425,639	(148,994)	1,276,645

(1) Differences are mainly due to non-consolidation of non financial companies (highlighting the following companies: Insurance, Pension Plan and Premium Bonds) within the Prudencial Conglomerate and also by the eliminations of transactions with related parties.

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Institutions that comprise the Financial Statements of Itaú Unibanco Holding

The list below provides the institutions that comprise the financial statements of Itaú Unibanco. The institutions that, in addition to being included in the Consolidated Balance Sheet, are also included in the Prudential Conglomerate, are listed below.

List of institutions that comprises the Financial Statements of Itaú Unibanco Holding

Institutions that comprise the Consolidated Balance Sheet and the Prudential Conglomerate

Aj Títulos Públicos Fundo de Investimento Referenciado DI	Itaú BBA International (Cayman) Ltd.
Banco CorpBanca Colombia S.A.	Itau BBA International plc
Banco Investcred Unibanco S.A.	Itau BBA USA Securities Inc.
Banco Itaú (Suisse) S.A.	Itaú Cia. Securitizadora de Créditos Financeiros
Banco Itaú Argentina S.A.	Itaú CorpBanca
Banco Itaú BBA S.A.	Itaú Corretora de Valores S.A.
Banco Itaú Consignado S.A.	Itaú Distribuidora de Títulos e Valores Mobiliários S.A.
Banco Itaú International	Itaú EU Lux-Itaú Latin America Equity Fund
Banco Itaú Paraguay S.A.	Itaú International Securities Inc.
Banco Itaú Uruguay S.A.	Itaú Kinea Private Equity Multimercado Fundo de Investimento em Cotas de Fundos de Investimento Crédito Privado
Banco Itaú Veículos S.A.	Itaú Unibanco Holding Cayman Branch
Banco Itaubank S.A.	Itaú Unibanco Holding S.A.
Banco Itaucard S.A.	Itaú Unibanco S.A.
Banco Itauleasing S.A.	Itaú Unibanco S.A. Cayman Branch
CorpBanca Corredores de Bolsa S.A.	Itaú Unibanco S.A. New York Branch
CorpBanca Investment Trust Colombia S.A. Sociedad Fiduciaria	Itaú Unibanco S.A. Tokyo Branch
CorpBanca New York Branch	Itaú Unibanco S.A.Nassau Branch
CorpBanca Securities INC.	Itaú Unibanco Veículos Administradora de Consórcios Ltda.
Ctbh Fundo de Investimento Imobiliário - FII	Itaú Valores S.A.
Dibens Leasing S.A. - Arrendamento Mercantil	Itauvest Distribuidora de Títulos e Val. Mobiliários S.A.
Estrutura III - Fundo de Investimento em Participações	ITB Holding Ltd.
Fideicomisos Financiero Privados BHSA	Kinea Dinâmico Master - Long Biased Fundo de Investimento em Ações
Fideicomisos Financiero TB1	Kinea I Pipe Fundo de Investimento em Ações
Financeira Itaú CBD S.A. - Crédito, Financ. e Investimento	Kinea I Private Equity Fundo de Investimento em Participações
Fundo De Investimento Em Direitos Creditórios Não-Padronizados América Multicarteira	Kinea I Total Return Equity - Fundo de Investimento em Cotas de Fundos de Investimento Multimercado
Fundo de Investimento em Direitos Creditórios Não-Padronizados Barzel	Kinea II Macro Fundo de Investimento Multimercado
Fundo de Investimento em Direitos Creditórios Não-Padronizados NPL I	Kinea Macro Offshore Segregated Portfolio
Fundo Fortaleza de Investimento Imobiliário	Licania Fund Limited
Helm Bank (Panamá) S.A.	Luizacred S.A. Soc. de Crédito Financiamento e Investimento
Helm Casa de Valores (Panamá) S.A.	MCC S.A. Corredores de Bolsa
Helm Comisionista de Bolsa S.A.	MCC Securities Inc.
Helm Fiduciaria S.A.	Microinvest S.A. Soc. de Crédito a Microempreendedor
Hipercard Banco Múltiplo S.A.	OCA S.A.
Intrag Distribuidora de Títulos e Valores Mobiliários Ltda.	Oiti Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior
Iresolve Companhia Securitizadora de Créditos Financeiros S.A.	Redecard S.A.
Itaú Administradora de Consórcios Ltda.	Rt Enterprise Soberano Renda Fixa Fundo de Investimento
Itaú Asia Securities Ltd.	Rt Itaú Dj Títulos Públicos Fundo de Investimento Referenciado DI
Itaú Bank & Trust Bahamas Ltd.	Rt Voyager Renda Fixa Crédito Privado - Fundo de Investimento
Itaú Bank & Trust Cayman Ltd.	Scala Curto Prazo - Fundo de Investimento em Cotas de Fundos de Investimento
Itau Bank, Ltd.	Smu Corp S.A.
Itaú BBA Colombia S.A. Corporacion Financiera	Uni-Investment International Corp.
Itaú BBA Corredor de Bolsa Ltda.	Universo Fundo de Investimento em Participações

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Institutions that comprise only the Consolidated Balance Sheet
ACO Ltda.	Itaú Japan Asset Management Limited
Afinco Americas Madeira, SGPS, Sociedade Unipessoal, Lda	Itaú Middle East Limited
Albarus S.A.	Itaú Participação Ltda.
Banco Del Paraná S.A.	Itaú Rent Administração e Participações Ltda.
BICSA Holdings Ltd.	Itaú Seguros S.A.
BIE Cayman Ltd.	Itau UK Asset Management Limited
Borsen Renda Fixa Crédito Privado - Fundo de Investimento	Itau USA Asset Management Inc.
CGB II SPA	Itaú Vida e Previdência S.A.
Cia. Itaú de Capitalização	Itauprev Retirement Renda Fixa Crédito Privado - Fundo de Investimento
CorpBanca Administradora General de Fondos S.A.	Itaúsa Europa - Investimentos, SGPS, Lda
CorpBanca Corredores de Seguros S.A.	Itauseg Participações S.A.
CorpLegal S.A.	Itauseg Saúde S.A.
Estrel Serviços Administrativos S.A.	ITB Holding Brasil Participações Ltda.
FC Recovery S.A.U.	Itrust Servicios Inmobiliarios S.A.C.I.
FIC Promotora de Vendas Ltda.	IU Seguros S.A.
Helm Corredor de Seguros S.A.	Jasper International Investment LLC
iCarros Ltda.	Karen International Limited
IGA Participações S.A.	Kinea Investimentos Ltda.
Investimentos Bemge S.A.	Marcep Corretagem de Seguros S.A.
IPI - Itaúsa Portugal Investimentos, SGPS, Lda	Maxipago Serviços de Internet Ltda.
Itaú Administração Previdenciária Ltda.	MCC Asesorías Limitada
Itaú Asesorías Financieras S.A.	Mundostar S.A.
Itaú Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	Nevada Woods S.A.
Itaú Bahamas Directors Ltd.	Proserv - Promociones y Servicios S.A. de Capital Variable
Itaú Bahamas Nominees Ltd.	Provar Negócios de Varejo Ltda.
Itaú BBA México, S.A. de C.V.	Recaudaciones y Cobranzas S.A.
Itaú BBA Participações S.A.	Recovery do Brasil Consultoria S.A.
Itaú BBA Trading S.A.	Recuperadora de Creditos Ltda.
Itaú BMG Seguradora S.A.	Rt Alm 5 Fundo de Investimento Renda Fixa
Itau Cayman Directors Ltd.	Rt Alm Soberano 2 Fundo de Investimento Renda Fixa
Itau Cayman Nominees Ltd.	Rt Columbia Renda Fixa Crédito Privado - Fundo de Investimento em Cotas de Fundos de Investimento
Itaú Chile Administradora General de Fondos S.A.	Rt Defiant Multimercado - Fundo de Investimento
Itaú Chile Compañía de Seguros de Vida S.A.	Rt Endeavour Renda Fixa Crédito Privado - Fundo de Investimento
Itaú Chile Corredora de Seguros Ltda.	Rt Excelsior Renda Fixa Crédito Privado - Fundo de Investimento
Itaú Chile Inversiones, Servicios y Administracion S.A.	Rt Multigestor 4 Fundo de Investimento em Cotas De Fundos de Investimento Multimercado
Itaú Corretora de Seguros Ltda.	Rt Nation Renda Fixa - Fundo de Investimento
Itaú Europa Luxembourg S.A	Rt Union Renda Fixa Fundo de Investimento
Itaú Gestão de Vendas Ltda.	Rt Valiant Renda Fixa - Fundo de Investimento
Itau Global Asset Management Limited	Topaz Holding Ltd.
Itaú Institucional Curto Prazo - Fundo de Investimento	Tulipa S.A.
Itaú International Investment LLC	Unión Capital AFAP S.A.

Institution that comprises only the Prudential Conglomerate

Conectcar Soluções de Mobilidade Eletrônica S.A.

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Material entities

Total assets, shareholders’ equity, and the industries of the material entities, including those subject to the risk weight for the purpose of capital requirements are as follows:

Major Institutions							R$ million
			12/31/2016		09/30/2016		12/31/2015
Institutions	Country	Activity	Total Assets	Equity	Total Assets	Equity	Total Assets	Equity
Banco CorpBanca Colômbia S.A. (1)	Colombia	Financial institution	33,918	3,785	36,697	4,075	-	-
Banco Itaú Argentina S.A. (1)	Argentina	Financial institution	5,763	693	4,935	673	6,918	777
Banco Itaú BBA S.A. (1)	Brazil	Financial institution	6,281	2,790	5,493	2,766	6,293	5,690
Banco Itaú BMG Consignado S.A (1)	Brazil	Financial institution	30,187	2,405	38,820	2,428	42,265	2,290
Banco Itaú Chile (1)	Chile	Financial institution	-	-	-	-	46,458	4,315
Banco Itaú Paraguay S.A. (1)	Paraguay	Financial institution	10,426	1,226	10,671	1,460	12,417	1,639
Banco Itaú Suisse S.A. (1)	Switzerland	Financial institution	5,170	638	5,483	649	6,096	714
Banco Itaú Uruguay S.A. (1)	Uruguay	Financial institution	14,018	1,156	14,935	1,199	16,510	1,296
Banco Itaucard S.A. (1)	Brazil	Financial institution	105,645	7,518	106,670	10,527	107,221	19,383
Banco Itauleasing S.A. (1)	Brazil	Financial institution	11,348	11,056	11,110	10,831	10,875	10,245
Cia. Itaú de Capitalização	Brazil	Premium Bonds	4,152	639	4,034	544	4,099	679
Dibens Leasing S.A. - Arrendamento Mercantil (1)	Brazil	Leasing	150,822	4,204	168,465	4,496	167,917	3,864
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento (1)	Brazil	Consumer Finance Credit	4,154	1,089	3,746	1,067	3,983	908
Hipercard Banco Múltiplo S.A. (1)	Brazil	Financial institution	14,396	4,128	13,064	4,190	9,516	3,915
Itau Bank, Ltd. (1)	Cayman Islands	Financial institution	13,588	2,805	14,271	3,306	43,097	1,592
Itau BBA Colombia S.A. Corporación Financiera (1)	Colombia	Financial institution	431	341	480	351	677	393
Itaú BBA International plc (1)	United Kingdom	Financial institution	18,665	3,366	20,312	3,321	27,497	3,938
Itaú BBA USA Securities Inc. (1)	United States	Broker	1,532	1,392	1,485	1,380	1,811	1,687
Itaú BMG Seguradora S.A.	Brazil	Insurance	177	70	181	69	195	77
Itaú CorpBanca (1)	Chile	Financial institution	105,113	14,931	110,545	15,392	-	-
Itaú Corretora de Valores S.A. (1)	Brazil	Broker	3,756	1,364	3,203	1,556	4,519	1,365
Itaú Seguros S.A.	Brazil	Insurance	9,155	5,214	10,086	5,077	10,858	5,435
Itaú Unibanco S.A. (1)	Brazil	Financial institution	1,241,315	69,466	1,237,800	76,481	1,297,135	56,199
Itaú Vida e Previdência S.A.	Brazil	Pension Plan	154,217	4,095	147,504	3,964	128,760	3,769
Luizacred S.A. Soc. Cred. Financiamento Investimento (1)	Brazil	Consumer Finance Credit	4,491	593	4,194	577	4,376	609
Redecard S.A. - REDE (1)	Brazil	Acquirer	55,253	14,867	49,620	15,180	50,635	13,729

(1) Institutions included in the Prudential Conglomerate.

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4	Investments in other entities

4.1	Investments in other entities not classified in the trading book

The financial statements of Itaú Unibanco and its subsidiaries have been prepared in accordance with the Corporate Law, as amended, and with the rulings issued by BACEN, CMN, CVM, SUSEP, CNSP and PREVIC, as applicable, which include accounting practices and estimates for the establishment of provisions and the valuation of financial assets.

The interests held in other entities valued at acquisition price are classified in Permanent Assets, when there is the intention to hold them, and then are tested for impairment on a six-month basis. Investments in other companies which are not intended to be held for a long term are classified as Securities, and measured at market value.

Itaú Unibanco applies its policies on a systematic basis, ensuring the consistency and comparability of its information.

In the fourth quarter of 2016, there were no significant amendments to policies related to investments in other entities.

Itaú Unibanco holds corporate interests mainly for strategic reasons and to obtain capital gains.

For further information on Itaú Unibanco’s accounting policies, please see Note 4 – “Summary of the main accounting practices”, to the Complete Financial Statements, that can be found on the website www.itau.com.br/investor-relations.

The equity risk not included in the trading portfolio, designated financial investment risk, is assessed as part of the Itaú Unibanco’s ICAAP risk assessment process. This assessment simulates asset losses in a stress scenario.

The table below presents the amounts for equity interest valued at acquisition price and classified as Permanent Assets, excluding those recognized under the equity method of accounting, and for investments in equity classified as securities, both of which are not included in the trading portfolio. As of December 31, 2016, the capital required for this equity interest was R$ 86.5 million.

Investments in other entities			R$ million
	12/31/2016 (1)	09/30/2016 (1)	12/31/2015
Carrying Amount	616.3	313.5	573.9
Public	425.6	73.4	396.7
Private	190.8	240.0	177.2
Fair value	834.6	540.1	715.1
Public	602.0	251.9	516.3
Private	232.6	288.2	198.8
Gain or losses arising on investments in other entities	0.1	0.3	0.1
Recognized and unrealized gain or losses	(71.3)	(145.4)	(159.2)
Unrecognized and unrealized gain or losses	218.6	218.0	141.1

(1) As from the 2nd quarter of 2016, Itaú CorpBanca commenced to be fully consolidated in Itaú Unibanco's accounting statements.

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5	Credit Risk

5.1	Framework and Treatment

Itaú Unibanco defines credit risk as the risk of loss associated with: failure by a borrower, issuer or counterparty to fulfill their respective financial obligations as defined in the contracts; value loss of credit agreements resulting from deterioration of the borrower’s issuer’s or counterparty’s credit rating; reduction of profits or income; benefits granted upon subsequent renegotiations; or debt recovery costs.

Itaú Unibanco’s credit risk management is intended to preserve the quality of the loan portfolio at levels compatible with the institution’s risk appetite for each market segment in which we operate. The governance of credit risk is managed through corporate bodies, which report to the Board of Directors or to the Itaú Unibanco executive structure, and act primarily by assessing the competitive market conditions, setting the credit limits for the institution, reviewing control practices and policies, and approving these actions at the respective authority levels. The risk communication and reporting process, including disclosure of institutional and supplementary policies on credit risk management, are responsibility of this structure. Itaú Unibanco manages the credit risk to which it is exposed during the entire credit cycle, from before approval, during the monitoring process and up to the collection or recovery phase.

The institution’s credit risk management and control structure is centralized and independent of the business units and defines operational limits, risk mitigation mechanisms and processes, and instruments to measure, monitor and control the credit risk inherent to all products, portfolio concentrations and impacts to potential changes in the economic environment. The Bank’s portfolio, policies and strategies are continuously monitored so as to ensure compliance with the rules and laws in effect in each country.

The key assignments of the business units are (i) monitoring of the portfolios under their responsibility, (ii) granting of credit, taking into account current approval levels, market conditions, the macroeconomic prospects, changes in markets and products and the effects of sector and geographical concentration, and (iii) credit risk management aimed at making the business sustainable.

Itaú Unibanco’s credit policy is based on internal factors, such as: client rating criteria, performance and evolution of the portfolio, default levels, return rates and allocated economic capital, among others; and on external factors such as: interest rates, market default indicators, inflation, changes in consumption, among others. The policies and products’ evaluation process enables Itaú Unibanco to identify potential risks in order to ensure that credit decisions make sense from an economic and risk perspective.

With respect to individuals, small and medium companies, credit ratings are assigned based on statistical application (in the early stages of Itaú Unibanco’s relationship with a customer) and behavior score (used for customers with whom Itaú Unibanco already has a relationship) models. Decisions are made based on these models that are continuously monitored by an independent structure. Extraordinarily, an individual analysis of specific cases may be performed, in which case credit approval follows the applicable authority levels.

For large companies, classification is based on information such as the counterparty’s economic and financial situation, its cash-generating capacity, and the business group to which it belongs, the current and prospective situation of the economic sector in which it operates. Credit proposals are analyzed on a case-by-case basis through the approval governance.

Itaú Unibanco has a structured process to maintain a diversified portfolio, which is considered appropriate by the institution. The concentrations are monitored continuously for economic sectors, and largest debtors, allowing preventive measures to be taken to avoid the violation of the established limits.

Itaú Unibanco rates government securities and other debt instruments according to their credit quality with the purpose of managing the exposures.

Itaú Unibanco also strictly controls credit exposure to clients and counterparties, acting to reserve occasional limit breaches. In this sense, contractual covenants may be used, such as the right to demand early payment or require additional collateral.

To measure credit risk, Itaú Unibanco takes into account the probability of default by the borrower, issuer or counterparty, the estimated amount of exposure in the event of default, past losses from default and concentration of borrowers. Quantifying these risk components is part of the lending process, portfolio management and definition of limits. Models are used as tools to quantify these factors, and contribute to more exact decision-making.

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The models used by Itaú Unibanco are independently validated, to ensure that the databases used in constructing the models are complete and accurate, and that the method of estimating parameters is adequate, so as to reduce the modeling risk and keep the models calibrated, to that they reflect risk parameters more accurately.

Itaú Unibanco counts on a specific structure and processes aimed at ensuring that the country risk is managed and controlled, described in item “9 Other Risks”.

In line with the principles of CMN Resolution 3,721, Itaú Unibanco has a credit risk management structure and institutional policy approved by its Board of Directors and applicable to all companies and subsidiaries in Brazil and abroad.

The guidelines of the institutional credit risk management policy can be accessed at http://www.itau.com.br/investor- relations, under Corporate Governance, Regulations and Policies.

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5.2	Credit Portfolio Analysis

The information presented in the following tables allow the analysis of the credit portfolio, and its behavior, from different view stands: operations with credit granting characteristics segregated by Brazil geographic regions, by countries, economic sector, by type of product and remaining maturity, concentration of the credit portfolio on largest debtors and the amount of the overdue transactions and allowance for loan losses.

Operations with Credit Granting Characteristics by Brazil Geographic Regions and by Countries

Operations with Credit(1) Granting Characteristics in Brazil: Exposure							R$ million
	12/31/2016						09/30/2016
	Southeast	South	North	Northeast	Midwest	Brazil	Brazil
Individuals	126,038	21,634	7,246	28,875	12,330	196,123	194,669
Rural Loans	137	31	-	1	5	174	193
Real State	31,797	2,609	388	1,440	1,744	37,978	37,092
Payroll	23,460	5,090	3,420	7,842	3,352	43,164	44,255
Vehicle and Leasing	7,956	2,416	759	2,003	1,554	14,688	15,155
Credit card	41,751	8,539	2,163	15,909	3,966	72,328	68,999
Endorsements and Sureties	537	26	1	6	47	617	632
Personal Loans (Other)	20,400	2,923	515	1,674	1,662	27,174	28,343
Companies	185,930	17,922	1,538	7,201	5,161	217,752	218,840
Rural Loans	5,733	3,632	9	278	732	10,384	9,806
Investments	38,631	4,651	561	2,356	2,012	48,211	51,715
Import and Export	21,069	1,266	140	345	190	23,010	22,781
Working Capital, Discount Bonds and Guaranteed Account	74,078	7,480	712	3,730	1,988	87,988	85,345
Endorsements and Sureties	42,730	291	37	132	61	43,251	44,519
Other	3,689	602	79	360	178	4,908	4,674
Total	311,968	39,556	8,784	36,076	17,491	413,875	413,509

(1) The amount includes endorsements, sureties and committed loans, net of allowance for loan losses.

Operations with Credit(1) Granting Characteristics by Countries: Exposure												R$ million
	12/31/2016											09/30/2016
	Brazil	Argentina	Chile	Colombia	United States of America	Paraguay	United Kingdon	Switzerland	Uruguay	Other	Total	Total
Individuals	196,123	1,308	34,236	8,576	225	2,306	-	-	2,486	23	245,283	245,189
Rural Loans	174	-	-	-	-	-	-	-	-	-	174	193
Real State	37,978	2	18,435	1,140	-	197	-	-	272	-	58,024	57,193
Payroll	43,164	-	-	-	-	-	-	-	-	-	43,164	44,255
Vehicle and Leasing	14,688	-	-	216	-	132	-	-	-	-	15,036	15,506
Credit card	72,328	994	2,299	870	-	635	-	-	1,498	-	78,624	75,128
Endorsements and Sureties	617	-	24	3	1	1	-	-	4	10	660	680
Personal Loans (Other)	27,174	312	13,478	6,347	224	1,341	-	-	712	13	49,601	52,234
Companies	217,752	2,560	50,576	16,435	5,750	3,783	9,472	2,477	5,312	876	314,993	319,251
Rural Loans	10,384	-	-	-	-	-	-	-	-	-	10,384	9,806
Investments	48,211	3	4,594	2,721	-	21	20	-	38	79	55,687	59,402
Import and Export	23,010	474	1,566	382	3,069	-	2,510	2,450	30	-	33,491	32,842
Working Capital, Discount Bonds and Guaranteed Account	87,988	1,797	39,168	12,051	2,383	3,562	6,797	-	4,965	693	159,404	160,004
Endorsements and Sureties	43,251	286	5,088	1,118	298	199	145	27	251	104	50,767	52,231
Other	4,908	-	160	163	-	1	-	-	28	-	5,260	4,966
Total	413,875	3,868	84,812	25,011	5,975	6,089	9,472	2,477	7,798	899	560,276	564,440

(1) The amount includes endorsements, sureties and committed loans, net of allowance for loan losses.

Operations with Credit(1) Granting Characteristics in Brazil: Quarterly Average Exposure							R$ million
	12/31/2016						09/30/2016
	Southeast	South	North	Northeast	Midwest	Brazil	Brazil
Individuals	125,555	21,561	7,278	28,649	12,353	195,396	195,533
Rural Loans	146	31	-	2	4	183	220
Real State	31,429	2,577	386	1,422	1,722	37,536	36,610
Payroll	23,703	5,147	3,466	7,985	3,408	43,709	44,832
Vehicle and Leasing	8,123	2,452	764	2,017	1,566	14,922	15,547
Credit card	40,808	8,328	2,130	15,498	3,899	70,663	69,085
Endorsements and Sureties	542	27	2	6	48	625	643
Personal Loans (Other)	20,804	2,999	530	1,719	1,706	27,758	28,596
Companies	186,549	17,594	1,576	7,436	5,141	218,296	222,619
Rural Loans	5,692	3,339	8	274	783	10,096	9,332
Investments	40,157	4,774	593	2,482	1,958	49,964	53,907
Import and Export	20,752	1,297	143	522	182	22,896	24,005
Working Capital, Discount Bonds and Guaranteed Account	72,939	7,320	728	3,690	1,990	86,667	85,297
Endorsements and Sureties	43,376	285	30	130	62	43,883	45,791
Other	3,633	579	74	338	166	4,790	4,287
Total	312,104	39,155	8,854	36,085	17,494	413,692	418,152

(1) The amount includes endorsements, sureties and committed loans, net of allowance for loan losses.

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Operations with Credit(1) Granting Characteristics by Countries: Quarterly Average Exposure												R$ million
	12/31/2016											09/30/2016
	Brazil	Argentina	Chile	Colombia	United States of America	Paraguay	United Kingdon	Switzerland	Uruguay	Other	Total	Total
Individuals	195,396	1,247	35,013	8,687	114	2,313	-	-	2,443	23	245,236	245,095
Rural Loans	183	-	-	-	-	-	-	-	-	-	183	220
Real State	37,536	2	18,468	1,139	-	195	-	-	270	-	57,610	56,516
Payroll	43,709	-	-	-	-	-	-	-	-	-	43,709	44,832
Vehicle and Leasing	14,922	-	-	217	-	132	-	-	-	-	15,271	15,903
Credit card	70,663	951	2,278	886	-	648	-	-	1,449	-	76,875	75,144
Endorsements and Sureties	625	-	26	3	2	-	-	-	6	9	671	694
Personal Loans (Other)	27,758	294	14,241	6,442	112	1,338	-	-	718	14	50,917	51,786
Companies	218,296	2,512	51,763	17,037	5,580	3,792	9,755	2,213	5,174	1,000	317,122	322,929
Rural Loans	10,096	-	-	-	-	-	-	-	-	-	10,096	9,332
Investments	49,964	2	4,686	2,732	-	13	21	-	40	87	57,545	61,466
Import and Export	22,896	430	1,632	347	2,975	-	2,670	2,185	30	-	33,165	34,657
Working Capital, Discount Bonds and Guaranteed Account	86,667	1,737	40,177	12,686	2,304	3,575	6,916	-	4,840	804	159,706	159,315
Endorsements and Sureties	43,883	343	5,116	1,118	301	203	148	28	249	109	51,498	53,587
Other	4,790	-	152	154	-	1	-	-	15	-	5,112	4,572
Total	413,692	3,759	86,776	25,724	5,694	6,105	9,755	2,213	7,617	1,023	562,358	568,024

(1) The amount includes endorsements, sureties and committed loans, net of allowance for loan losses.

Operations with Credit Granting Characteristics by Economic Sector

The composition of loan portfolios by credit and by economic sector (companies) is presented below:

Operations with Credit Granting Characteristics in Brazil(1): Exposure									R$ million
	12/31/2016								09/30/2016
Individuals	Rural Loans	Real State	Payroll	Vehicle and Leasing	Credit Card	Endorsements and Sureties	Personal Loans (Other)	Total	Total
Total	174	58,024	43,164	15,036	78,624	660	49,601	245,283	245,189

(1) The amount includes endorsements, sureties and committed loans, net of allowance for loan losses.

Operations with Credit(1) Granting Characteristics in Brazil: Exposure															R$ million
	12/31/2016														09/30/2016
	Rural Loans		Investments		Import and Export		Working Capital, Discount Bonds and Guaranteed Account		Endorsements and Sureties		Other		Total		Total
Companies	Total	%	Total	%	Total	%	Total	%	Total	%	Total	%	Total	%	Total	%
Public Sector	-	0.0%	1,586	2.8%	1,094	3.3%	382	0.2%	807	1.6%	1	0.0%	3,870	1.2%	3,784	1.2%
Energy	-	0.0%	-	0.0%	-	0.0%	63	0.0%	1	0.0%	-	0.0%	64	0.0%	191	0.1%
Petrochemical and Chemical	-	0.0%	1,521	2.7%	1,020	3.0%	4	0.0%	790	1.6%	-	0.0%	3,335	1.1%	3,381	1.1%
Sundry	-	0.0%	65	0.1%	74	0.2%	315	0.2%	16	0.0%	1	0.0%	471	0.1%	212	0.1%
Private Sector	10,384	100.0%	54,101	97.2%	32,397	96.7%	159,022	99.8%	49,960	98.4%	5,259	100.0%	311,123	98.8%	315,467	98.8%
Sugar and Alcohol	1,441	13.9%	3,812	6.8%	2,294	6.8%	438	0.3%	478	0.9%	33	0.6%	8,496	2.7%	8,500	2.7%
Agribusiness and Fertilizers	2,527	24.3%	1,393	2.5%	4,375	13.1%	6,910	4.3%	1,216	2.4%	67	1.3%	16,488	5.2%	15,707	4.9%
Food and Beverage	1,801	17.3%	2,815	5.1%	1,779	5.3%	6,974	4.4%	3,707	7.3%	160	3.0%	17,236	5.5%	15,737	4.9%
Banks and Other Financial Institutions	641	6.2%	640	1.1%	28	0.1%	7,939	5.0%	3,280	6.5%	15	0.3%	12,543	4.0%	14,566	4.6%
Capital Assets	141	1.4%	1,120	2.0%	889	2.7%	2,584	1.6%	1,555	3.1%	218	4.1%	6,507	2.1%	6,645	2.1%
Pulp and Paper	106	1.0%	701	1.3%	1,325	4.0%	800	0.5%	326	0.6%	16	0.3%	3,274	1.0%	3,152	1.0%
Electronic and IT	-	0.0%	358	0.6%	163	0.5%	2,971	1.9%	1,844	3.6%	198	3.8%	5,534	1.8%	5,366	1.7%
Packaging	3	0.0%	504	0.9%	357	1.1%	1,283	0.8%	412	0.8%	66	1.3%	2,625	0.8%	2,401	0.8%
Energy and Sewage	-	0.0%	4,528	8.1%	50	0.1%	3,214	2.0%	4,610	9.1%	436	8.3%	12,838	4.1%	12,275	3.8%
Education	-	0.0%	263	0.5%	-	0.0%	1,775	1.1%	973	1.9%	48	0.9%	3,059	1.0%	2,762	0.9%
Pharmaceuticals and Cosmetics	-	0.0%	354	0.6%	320	1.0%	3,643	2.3%	1,447	2.9%	134	2.5%	5,898	1.9%	5,852	1.8%
Real Estate Agents	42	0.4%	13,455	24.2%	8	0.0%	10,922	6.9%	1,351	2.7%	210	4.0%	25,988	8.3%	26,812	8.4%
Entertainment and Tourism	1	0.0%	453	0.8%	120	0.4%	3,954	2.5%	377	0.7%	242	4.6%	5,147	1.6%	4,904	1.5%
Wood and Furniture	60	0.6%	379	0.7%	465	1.4%	1,468	0.9%	101	0.2%	113	2.1%	2,586	0.8%	2,799	0.9%
Construction Material	-	0.0%	1,056	1.9%	592	1.8%	3,317	2.1%	1,251	2.5%	155	2.9%	6,371	2.0%	6,508	2.0%
Steel and Metallurgy	46	0.4%	781	1.4%	1,074	3.2%	4,493	2.8%	1,248	2.5%	742	14.1%	8,384	2.7%	9,077	2.8%
Media	-	0.0%	234	0.4%	58	0.2%	432	0.3%	290	0.6%	19	0.4%	1,033	0.3%	1,025	0.3%
Mining	1	0.0%	520	0.9%	632	1.9%	3,166	2.0%	1,980	3.9%	54	1.0%	6,353	2.0%	7,010	2.2%
Infrastructure Work	5	0.0%	1,098	2.0%	576	1.7%	5,441	3.4%	1,705	3.4%	274	5.2%	9,099	2.9%	9,193	2.9%
Oil and Gas (2)	32	0.3%	631	1.1%	545	1.6%	3,766	2.4%	1,586	3.1%	78	1.5%	6,638	2.1%	6,815	2.1%
Petrochemical and Chemical	135	1.3%	774	1.4%	1,672	5.0%	5,826	3.7%	1,467	2.9%	162	3.1%	10,036	3.2%	10,250	3.2%
Health Care	1	0.0%	529	0.9%	46	0.1%	1,947	1.2%	450	0.9%	49	0.9%	3,022	1.0%	3,009	0.9%
Insurance and Reinsurance and Pension Plans	-	0.0%	18	0.0%	-	0.0%	30	0.0%	49	0.1%	-	0.0%	97	0.0%	96	0.0%
Telecommunications	-	0.0%	405	0.7%	13	0.0%	1,082	0.7%	3,079	6.1%	13	0.2%	4,592	1.5%	4,232	1.3%
Clothing and Footwear	70	0.7%	705	1.3%	718	2.1%	2,759	1.7%	389	0.8%	131	2.5%	4,772	1.5%	4,793	1.5%
Trading	23	0.2%	120	0.2%	649	1.9%	817	0.5%	194	0.4%	25	0.5%	1,828	0.6%	1,826	0.6%
Transportation	8	0.1%	6,104	11.0%	494	1.5%	4,699	2.9%	1,445	2.8%	275	5.2%	13,025	4.1%	13,568	4.2%
Domestic Appliances	-	0.0%	89	0.2%	172	0.5%	1,556	1.0%	483	1.0%	18	0.3%	2,318	0.7%	2,139	0.7%
Vehicles and Autoparts	-	0.0%	2,608	4.7%	4,583	13.7%	6,217	3.9%	4,012	7.9%	218	4.1%	17,638	5.6%	17,787	5.6%
Third Sector	-	0.0%	27	0.0%	-	0.0%	3,186	2.0%	72	0.1%	3	0.1%	3,288	1.0%	3,474	1.1%
Publishing and Printing	-	0.0%	129	0.2%	29	0.1%	761	0.5%	146	0.3%	86	1.6%	1,151	0.4%	1,121	0.4%
Commerce - Sundry	3	0.0%	1,239	2.2%	499	1.5%	13,801	8.7%	1,971	3.9%	509	9.7%	18,022	5.7%	18,340	5.7%
Industry - Sundry	11	0.1%	82	0.1%	4,605	13.7%	2,822	1.8%	254	0.5%	14	0.3%	7,788	2.5%	8,055	2.5%
Sundry Services	98	0.9%	3,023	5.4%	2,750	8.2%	29,521	18.5%	3,364	6.6%	475	9.0%	39,231	12.5%	39,798	12.5%
Sundry	3,188	30.7%	3,154	5.7%	517	1.5%	8,508	5.3%	2,848	5.6%	3	0.1%	18,218	5.8%	19,873	6.2%
Total	10,384	100.0%	55,687	100.0%	33,491	100.0%	159,404	100.0%	50,767	100.0%	5,260	100.0%	314,993	100.0%	319,251	100.0%

(1) Including sureties, endorsements and credit commitments, netted from allowance for loan losses.

(2) Comprises trade of fuel.

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Itaú Unibanco

Risk and Capital Management – Pillar 3

Remaining maturity of loan transactions

The table below presents the remaining maturity of operations with credit granting characteristics detailed by type of products:

Remaining maturities of loan transactions (1)										R$ million
	12/31/2016					09/30/2016
	up to 6 months	6 to 12 months	1 to 5 years	above 5 years	Total	up to 6 months	6 to 12 months	1 to 5 years	above 5 years	Total
Individuals	65,834	4,467	58,352	80,771	209,424	63,431	4,901	60,275	80,560	209,167
Rural Loans	30	63	66	6	165	56	43	75	7	181
Real State	78	39	1,144	56,755	58,016	73	34	1,115	55,953	57,175
Payroll	276	750	25,927	16,236	43,189	303	752	27,109	16,156	44,320
Vehicle and Leasing	484	1,212	13,294	54	15,044	620	1,244	13,619	46	15,529
Credit card	58,102	-	-	-	58,102	54,483	-	-	-	54,483
Endorsements and Sureties	107	102	72	376	657	147	102	60	368	677
Personal Loans (Other)	6,757	2,301	17,849	7,344	34,251	7,749	2,726	18,297	8,030	36,802
Companies	87,677	33,760	107,478	69,927	298,842	85,649	31,687	110,884	74,033	302,253
Rural Loans	3,900	3,542	2,053	540	10,035	3,528	3,155	1,989	489	9,161
Investments	4,444	4,732	25,887	17,073	52,136	4,538	4,973	27,496	18,661	55,668
Import and Export	15,471	4,439	11,114	2,460	33,484	13,908	4,107	12,523	2,262	32,800
Working Capital, Discount Bonds and Guaranteed Account	53,521	13,661	55,407	24,564	147,153	52,217	12,127	56,961	26,113	147,418
Endorsements and Sureties	9,965	7,138	9,366	24,302	50,771	11,184	7,106	8,527	25,418	52,235
Other	376	248	3,651	988	5,263	274	219	3,388	1,090	4,971
Total	153,511	38,227	165,830	150,698	508,266	149,080	36,588	171,159	154,593	511,420

(1) Do not include loan commitments.

Concentration on the Major Debtors

Concentration of Largest Clients with Credit Granting Characteristics						R$ million
	Exposure	% of portfolio	Exposure	% of portfolio	Exposure	% of portfolio
Loan, Lease and Other Credit Operations (1)	12/31/2016		09/30/2016		12/31/2015
Largest debtor	4,134	0.7%	4,081	0.7%	4,754	0.9%
10 largest debtors	31,172	5.5%	31,716	5.6%	35,526	6.5%
20 largest debtors	48,129	8.6%	48,564	8.6%	55,184	10.1%
50 largest debtors	79,010	14.1%	80,974	14.3%	92,745	17.1%
100 largest debtors	106,712	19.0%	109,131	19.2%	123,664	22.7%

(1) The amounts include endorsements and sureties. Do not include loan commitments.

Concentration of Major Clients with Credit Granting Characteristics						R$ million
	Exposure	% of portfolio	Exposure	% of portfolio	Exposure	% of portfolio
Loan, Lease and Other Credit Operations and Securities (1)	12/31/2016		09/30/2016		12/31/2015
Largest debtor	7,784	1.2%	8,051	1.2%	8,051	1.3%
10 largest debtors	43,511	6.7%	46,432	7.0%	51,672	8.1%
20 largest debtors	69,455	10.7%	74,923	11.4%	82,208	12.8%
50 largest debtors	113,259	17.4%	118,909	18.0%	134,405	21.0%
100 largest debtors	151,392	23.3%	156,474	23.7%	175,681	27.4%

(1) The amounts include endorsements and sureties. Do not include loan commitments.

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Itaú Unibanco

Risk and Capital Management – Pillar 3

Overdue Amounts

The table below presents the balance of overdue amounts:

Overdue Amounts: by Brazil Regions and Countries							R$ million
	12/31/2016						09/30/2016
	15 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	Above 360 days	Total	15 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	Above 360 days	Total
Southeast	4,527	1,732	4,037	5,058	589	15,943	5,730	2,135	5,997	5,084	497	19,443
South	862	287	684	951	110	2,894	1,023	294	759	981	100	3,157
North	314	88	240	269	51	962	339	109	230	317	34	1,029
Northeast	755	312	920	1,261	140	3,388	999	404	928	1,234	112	3,677
Midwest	511	175	405	551	69	1,711	560	176	441	568	55	1,800
Brazil	6,969	2,594	6,286	8,090	959	24,898	8,651	3,118	8,355	8,184	798	29,106
Foreign	2,428	493	734	664	123	4,442	2,380	437	722	789	281	4,609
Total	9,397	3,087	7,020	8,754	1,082	29,340	11,031	3,555	9,077	8,973	1,079	33,715

Overdue Amounts: by Economic Sector												R$ million
	12/31/2016						09/30/2016
	15 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	Above 360 days	Total	15 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	91 to 180 days	181 to 360 days
Public Sector	-	-	2	-	-	2	1	1	-	-	-	2
Private Sector	9,397	3,087	7,018	8,754	1,082	29,338	11,030	3,554	9,077	8,973	1,079	33,713
Companies	2,691	991	2,207	2,977	397	9,263	3,542	1,362	4,167	3,054	450	12,575
Industry and Commerce	1,189	412	1,137	1,894	238	4,870	1,148	574	1,681	1,773	255	5,431
Services	1,356	496	841	906	146	3,745	1,997	649	2,341	1,139	165	6,291
Primary	139	82	222	173	13	629	383	137	143	138	30	831
Other	7	1	7	4	-	19	14	2	2	4	-	22
Individuals	6,706	2,096	4,811	5,777	685	20,075	7,488	2,192	4,910	5,919	629	21,138
Total	9,397	3,087	7,020	8,754	1,082	29,340	11,031	3,555	9,077	8,973	1,079	33,715

Allowance for Loan Losses

In order to be hedged against losses arising from loan operations, Itaú Unibanco takes into consideration all the aspects that determine the client’s credit risk to establish the provision level that is appropriate to the risk incurred in each operation. For each operation, the assessment and the client or economic group rating, the operation rating, and the possible existence of past due amounts are taken into account and the volume of the regulatory provision is determined.

Allowance for Loan Losses - Quarterly evolution							R$ million
	12/31/2016				09/30/2016
	Opening Balance	Necessary accounting net provisions	Write-Off	Final Balance	Opening Balance	Necessary accounting net provisions	Write-Off	Final Balance
Public Sector	(4)	(2)	-	(6)	(6)	2	-	(4)
Private Sector	(39,099)	(5,887)	7,561	(37,425)	(38,459)	(6,123)	5,483	(39,099)
Companies	(19,838)	(1,771)	3,946	(17,663)	(18,941)	(2,635)	1,738	(19,838)
Industry and Commerce	(7,984)	(328)	1,508	(6,804)	(7,602)	(1,283)	901	(7,984)
Services	(10,180)	(1,265)	2,361	(9,084)	(9,577)	(1,146)	543	(10,180)
Primary	(1,613)	(213)	74	(1,752)	(1,736)	(167)	290	(1,613)
Other	(61)	35	3	(23)	(26)	(39)	4	(61)
Individuals	(19,261)	(4,116)	3,615	(19,762)	(19,518)	(3,488)	3,745	(19,261)
Total	(39,103)	(5,889)	7,561	(37,431)	(38,465)	(6,121)	5,483	(39,103)

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Itaú Unibanco

Risk and Capital Management – Pillar 3

Mitigating Instruments

Itaú Unibanco uses guarantees aiming at increasing resilience in operations with credit risk. The using guarantees can be personal guarantees, secured guarantees, legal structures with mitigating power and netting arrangements.

When used for managerial purposes, to be considered as credit risk mitigation instrument, the guarantees need to comply with requirements and determinations of the regulations that govern them whether internal or external and be legally valid (effective), enforceable and regularly evaluated. In the case of secured guarantees, legal structures with mitigating effects and netting arrangements, mitigation depends on established methods jointly approved by the business units responsible for managing credit risk and the central credit risk control area. Such methods take into account factors relating to the legal enforcement of the security, the costs involved in the process and the expected execution value, considering market volatility and liquidity. Additionally, personal guarantees and the purchase of protection through credit derivatives mitigate credit risk by substituting the taker’s risk parameters with those of the guarantor.

Itaú Unibanco also uses credit derivatives, such as single name CDS, to mitigate the credit risk of its portfolios of securities. These instruments are priced based on models that use the fair value of market inputs, such as credit spreads, recovery rates, correlations and interest rates.

It is worth noting that purchase and sale commitments and residential real estate or first mortgage-backed loan operations are considered when determining risk weights assets.

The table below presents the total amount mitigated by risk mitigating instruments (personal and secured guarantees) as defined in BACEN Circular 3,644, Art. 36, 3rd paragraph, and subsequent amendments.

Total Mitigation			R$ million
	12/31/2016 (1)	09/30/2016 (1)	12/31/2015
Demand and time deposits, savings and own financial credit bills	338,164	320,415	318,628
FPR 0%	338,164	320,415	318,628
Securities	41,337	32,077	14,360
FPR 0%	41,337	32,077	14,360
Personal Guarantee	38,742	40,154	35,665
FPR 0%	6,034	7,043	3,647
FPR 50%	32,708	33,112	32,017

(1) As from the 2nd quarter of 2016, Itaú CorpBanca commenced to be fully consolidated in Itaú Unibanco's accounting statements.

29
Itaú Unibanco

Risk and Capital Management – Pillar 3

Counterparty Credit Risk

Itaú Unibanco sees the counterparty credit risk as a possibility of noncompliance, by a given counterparty, with obligations related to the settlement of transactions that involve the trading of financial assets with a bilateral risk, encompassing of derivative financial instruments, settlement pending transactions, securities lending and repurchase transactions.

Itaú Unibanco's structure for managing, monitoring and controlling the counterparty credit risk is included in credit risk structure, and only the risk modeling is included in the market risk structure.

As a way of improving counterparty credit risk management, Itaú Unibanco has well-defined rules for calculating this risk, and the models designed are used both for controlling the use of counterparty limits and for allocating capital. For derivatives, Itaú Unibanco uses the potential credit risk (PCR), interpreted as the value of the potential financial exposure that a transaction can attain upon maturity, and it is used to define utilization of credit risk limits attributed to counterparties. After the maturity of a derivatives contract, Itaú Unibanco's practice is to set up a provision for the amounts receivable on these instruments.

The table below presents the notional value of the contracts subject to the counterparty credit risk. According to BACEN Circular 3,644, for the calculation of the net global exposure to the counterparty credit risk arising from operations with derivative financial instruments, the application of the Future Potential Exposure Factor (FEPF) is considered. In the case of unsettled operations, the application of the Unsettled Operation Credit Conversion Factor (FCL) is considered. The application of these factors reduces the final exposure of the operations subject to the counterparty credit risk.

Notional Amount of Contracts Subject to the Counterparty Credit Risk			R$ million
	12/31/2016 (1)	09/30/2016 (1)	12/31/2015
Notional Amount	2,469,967	2,270,216	1,978,818
Settled in Settlement Systems (Stock Exchange) (2)	868,166	810,519	768,410
Not Settled in Settlement Systems (Over-The-Counter)	1,601,801	1,459,697	1,210,408
With Guarantees	586,295	574,121	561,251
Without Guarantees	1,015,506	885,576	649,157

(1) As from the 2nd quarter of 2016, Itaú CorpBanca commenced to be fully consolidated in Itaú Unibanco's accounting statements.

(2) Amounts related to contracts settled in the settlement system of a clearing house for the financial settlement of operations in which the house operates as the central counterparty.

The tables below presents the gross positive amount and the amount of guarantees of contracts subject to the counterparty credit risk.

Gross Positive Amount of Contracts Subject to the Counterparty Credit Risk			R$ million
	12/31/2016 (1)	09/ 30/2016 (1)	12/31/2015
Total Gross Positive Amount	625,368	623,246	604,210
Repurchase agreements	591,847	580,354	567,890
Others	33,521	42,892	36,320

(1) As from the 2nd quarter of 2016, Itaú CorpBanca commenced to be fully consolidated in Itaú Unibanco's accounting statements.

Guarantees of Contracts Subject to the Counterparty Credit Risk			R$ million
	12/31/2016 (1)	09/30/2016 (1)	12/31/2015
Gross Amount of the Guarantees	596,786	574,121	561,251

(1) As from the 2nd quarter of 2016, Itaú CorpBanca commenced to be fully consolidated in Itaú Unibanco's accounting statements.

The table below presents the net global exposure to the credit risk of the counterparty, calculated in accordance with the criteria of BACEN Circular 3,664 and applying the Future Potential Exposure and Unsettled Operation Credit Conversion factors.

Exposure to the Counterparty Credit Risk			R$ million
	12/31/2016 (1)	09/30/2016 (1)	12/31/2015
Net Global Exposure to the Counterparty Credit Risk	28,662	37,422	35,948

(1) As from the 2nd quarter of 2016, Itaú CorpBanca commenced to be fully consolidated in Itaú Unibanco's accounting statements.

30
Itaú Unibanco

Risk and Capital Management – Pillar 3

Acquisitions, Sale or Transfer of Financial Assets

The acquisition of financial assets follows the same policies and the same credit governance established for the portfolios originated at Itaú Unibanco, where decision-making is based on the objective assessment of the borrowers' credit risk. Financial asset acquisitions can aim at increasing loan portfolio diversification or meeting the clients' demands for liquidity. The purpose of the sale and transfer of financial assets is to meet investor demand for credit assets and be used as a portfolio credit risk management instrument.

Credit assignments (transfers of receivables) carried out through December 2011 were recorded in accordance with current regulation together with income recognition at the time of the assignment, regardless of the risks and benefits being retained or not.

Since January 2012, as determined by CMN Resolution 3,533 and supplementary regulation, accounting records take into consideration the retention or non-retention of risks and benefits on sale or transfers of financial assets.

Sale or Transfer of Financial Assets			R$ million
	12/31/2016 (1)	09/30/2016 (1)	12/31/2015
Balance of exposures assigned with significant withholding of risks and benefits	134	144	171
Balance of sale of exposure with substantial retention of risks and benefits	5,705	5,384	5,497
Credit rights Investments Fund (FIDC)	-	-	-
Securitization Companies	5,686	5,358	5,474
Financial institutions	19	26	23
Specific Purpose Company (SPE)	-	-	-
Balance of sale of exposure without substantial transfer or retention of risks and benefits	-	-	-

(1) As from the 2nd quarter of 2016, Itaú CorpBanca commenced to be fully consolidated in Itaú Unibanco's accounting statements.

Sale or Transfer of Financial Assets					R$ million
	4th quarter	3rd quarter	2nd quarter	1st quarter	4rd quarter
	2016	2016	2016	2016	2015
Flow of sale exposure in the quarter with substantial transfer of risks and rewards	2,076	2,751	193	-	946
Credit rights Investments Fund (FIDC)	-	-	-	-	-
Securitization Companies	1,289	2,751	193	-	675
Financial institutions	86	-	-	-	15
Specific Purpose Company (SPE)	-	-	-	-	-
Other(1)	701	-	-	-	256

(1) Transfer of college credits held with the public sector.

Sale or Transfer of Financial Assets					R$ million
	4th quarter	3rd quarter	2nd quarter	1st quarter	4rd quarter
	2016	2016	2016	2016	2015
Total exposures assigned over the last 12 months which have been honored, repurchased or written-off	99	135	117	113	117

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Risk and Capital Management – Pillar 3

Acquisition of Financial Assets			R$ million
	12/31/2016 (1)	09/30/2016 (1)	12/31/2015
Acquisitions of loan portfolios WITH the retention of assignor's risks and rewards
a) By type of exposure	1,823	2,310	3,692
Individuals - Payroll	-	-	-
Individuals - Vehicle and Leasing	1,441	1,745	2,592
Companies -Loans (CCB)	378	560	1,086
Companies - Other	4	5	14
b) By type of assignor	1,823	2,310	3,692
Credit rights Investments Fund (FIDC)	-	-	-
Securitization Companies	-	-	-
Financial institutions	1,823	2,310	3,692
Specific Purpose Company (SPE)	-	-	-

(1) As from the 2nd quarter of 2016, Itaú CorpBanca commenced to be fully consolidated in Itaú Unibanco’s accounting statements.

Acquisition of Financial Assets			R$ million
	12/31/2016 (1)	09/30/2016 (1)	12/31/2015
Acquisitions of loan portfolios with NO retention of assignor's risks and rewards
a) By type of exposure	3,981	4,544	6,542
Individuals - Payroll	3,981	4,544	6,542
b) By type of assignor	3,981	4,544	6,542
Credit rights Investments Fund (FIDC)	-	-	-
Securitization Companies	-	-	-
Financial institutions	3,981	4,544	6,542
Specific Purpose Company (SPE)	-	-	-

(1) As from the 2nd quarter of 2016, Itaú CorpBanca commenced to be fully consolidated in Itaú Unibanco's counting statements.

Operations of Securitization

Itaú Unibanco's portfolio includes securities arising from securitization processes. The portfolio is made up of Securitized Real Estate Loans (CRI), quotas of Credit Rights Investment Funds (FIDC) and Agribusiness Receivables Certificate (CRA) and debentures with securitization characteristics (issues whose flow of receipts is dependent on the performance of the underlying receivables).

The CRIs are backed by real estate loans and predominantly are not subordinated. The quotas of FIDCs are usually senior and backed by receivables, such as trade notes, promissory notes. The CRAs are backed by receivables linked to agribusiness. Debentures, in turn, are backed by credit portfolios and are not subordinated.

Exposure to securitization of FIDC, in the consolidated accounts, includes only fund units not consolidated in the Prudential Conglomerate. According to BACEN Circular 3,701, FIDC units when the institution has control or retains risks and benefits must be consolidated in the Prudential Conglomerate.

Itaú Unibanco classifies securities arising from securitization processes based on the governance of products determined, and the credit is approved at the proper authority levels. The balances of these operations are presented below.

Securitization Exposures (1)			R$ million
	12/31/2016 (2)	09/30/2016 (2)	12/31/2015
CRI	16,582	17,303	17,694
Mortgage Loans	16,582	17,303	17,694
Single-Tranche	14,490	15,203	15,660
Subordinated	2,092	2,100	2,034
CRA	258	18	25
Credit Related to Agribusiness	258	18	25
Single-Tranche	258	18	25
Debenture (3)	242	282	-
Loan portfolio	242	282	-
Single-Tranche	242	282	-
Total	17,082	17,603	17,719

(1) Traditional securitization.

(2) As from the 2nd quarter of 2016, Itaú CorpBanca commenced to be fully consolidated in Itaú Unibanco's accounting statements.

(3) Debentures with securitization characteristics, because their flow of receipts is dependent on the performance of the underlying receivables.

Itaú Unibanco follows risk retention guidelines of CMN Resolution 3,533.

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Following is the summary of the securitization activity in the period:

Securitization Activities in the Period(1)					R$ million
	4th quarter 2016	3rd quarter 2016	2nd quarter 2016	1st quarter 2016	4th quarter 2015
CRI	745	216	555	-	266
Mortgage Loans	745	216	555	-	266
FIDC	27	100	-	-	-
Credit Rights	27	100	-	-	-
CRA	2,175	767	2,025	-	675
Credit Rights	2,175	767	2,025	-	675
Debenture (2)	13	-	-	-	-
Loan portfolio	13	-	-	-	-
Total	2,960	1,083	2,580	-	941

(1) Traditional securitization.

(2) Debentures with securitization characteristics, because their flow of receipts is dependent on the performance of the underlying receivables.

It should be noted that the portion of RWAcpad attributable to securitization exposure did not exceed 5% of the total on December 31, 2016.

Itaú Unibanco calculates gains and losses on the process of securitization taking into account its operations both as originator (the participant that assigns a portfolio for securitization) and as investor (a dealer in securitized paper).

As originator, gains and losses are calculated as the difference between the sum received for assets transferred to the securitizing institutions and the book value of the portfolio. As investor, the calculation takes into account the difference between the sale amount and the book value of the securitized paper.

Gains and losses on securitization are disclosed when they are material.

Credit Derivatives

Itaú Unibanco buys and sells credit protection mainly related to securities of the Brazilian government and securities of Brazilian listed companies in order to meet the needs of its customers. When Itaú Unibanco sells contracts for credit protection, the exposure for a given reference entity may be partially or totally offset by a credit protection purchase contract of another counterparty for the same reference entity or similar entity. The credit derivatives for which Itaú Unibanco is protection seller are credit default swap (CDS) and total return swap (TRS).

CDS is credit derivative in which, upon a credit event related to the reference entity pursuant to the terms of the contract, the protection buyer is entitled to receive, from the protection seller, the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the debt instrument of the reference entity for it to receive the amounts due pursuant to the CDS contract terms when a credit event occurs.

TRS is a transaction in which a party swaps the total return of a reference entity or of a basket of assets for regular cash flows, usually interest and a guarantee against capital loss. In a TRS contract, the parties do not transfer the ownership of the assets.

The maximum potential loss that may be incurred with the credit derivative is based on the notional amount of the derivative. Itaú Unibanco believes that, based on its historical experience, the maximum potential loss does not represent the expected loss. It happens because, when a loss event occurs, the amount of maximum potential loss should be reduced from the notional amount by the recoverable amount.

The credit derivatives sold are not covered by guarantees, and during the fourth quarter of 2016, Itaú Unibanco has not incurred any loss related to credit derivative contracts.

The table below shows the nominal value of purchased credit derivatives that are identical to those for which Itaú Unibanco acts as seller of protection underlying values.

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Notional Amount of Credit Derivatives Held in Portfolio			R$ million
	12/31/2016 (1)	09/30/2016 (1)	12/31/2015
Risk Transferred	4,006	3,702	3,863
Credit Default Swap (CDS)	4,006	3,702	3,863
Total Return Swap (TRS)	-	-	-
Risk Received	(8,094)	(7,624)	(8,799)
Credit Default Swap (CDS)	(8,094)	(7,624)	(8,799)
Total Return Swap (TRS)	-	-	-
Total	(4,088)	(3,922)	(4,936)
Required capital of Risk Received	278	295	467

(1) As from the 2nd quarter of 2016, Itaú CorpBanca commenced to be fully consolidated in Itaú Unibanco's accounting statements.

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6	Market Risk

6.1	Framework and Treatment

Market risk is the possibility of losses resulting from fluctuations in the market values of positions held by a financial institution, including the risk of operations subject to variations in foreign exchange rates, interest rates, price indexes, equity and commodity prices, with various indexes based on these risk factors.

At Itaú Unibanco, market risk management is the process by which management monitors and controls risk of variations in the financial instruments, due to market movements, while aiming to optimize the risk-return ratio through an adequate limits structure, alerts, effective risk management models and tools.

Itaú Unibanco's institutional policies and general market risk management framework are in line with the principles of CMN Resolution 3,464, and subsequent amendments. These principles guide the institution's approach to market risk control and management across all business units and legal entities of Itaú Unibanco.

The document that details the market risk control institutional policy is on the Investor Relations website www.itaú.com.br/investor-relations, in the route: Corporate Governance, Rules and Policies, Public Access Report - Market Risk.

Itaú Unibanco's market risk management strategy is aimed at balancing corporate business goals, taking into account, among other factors:

•	Political, economic and market conditions;
•	The profile of Itau Unibanco's portfolio; and
•	Capacity to act in specific markets.

Itaú Unibanco's market risk management framework is subject to the governance and hierarchy of corporate bodies and to a structure of limits and alerts, with specific limits assigned to different levels and classes of market risk (such as interest rate risk, foreign exchange risk, among others). This structure of limits and alerts covers from aggregated risk indicators at the portfolio level, to more granular limits at the individual desk level. The market risk limits framework extends to the risk factor level, with specific limits and is aimed at improving the process of risk monitoring and understanding as well as preventing risk concentration. Limits and alerts are calibrated based on projections of future balance sheets, stockholders' equity, liquidity, complexity and market volatility, as well as the Itaú Unibanco's risk appetite. Limits are monitored on a daily basis and both breaches and potential breaches of limits are reported and discussed in accordance with the following procedure:

•	within one business day, for management of responsible business units and executives in the risk control area and business areas; and
•	within one month, for the competent corporate bodies.

Daily risk reports, used by the business and control areas, are distributed to the executive officers. In addition, Itaú Unibanco's market risk management and control process is subject to periodic reviews, to ensure it reflects alignment with best market practices, and continues to improve over time.

The structure of limits and alerts follows the Board of Directors guidelines. These are approved by corporate bodies. The process for defining limit levels and reporting violations is subject to the approval governance of Itaú Unibanco institutional policies. The established information flow is intended to provide this information to the various executive levels of the institution, including members of the Board of Directors through the committees responsible for risk management. This structure of limits and alerts increases control effectiveness and coverage, and is reviewed at least once a year.

The key principles underlying Itaú Unibanco's market risk control structure are as follows:

•	Provide visibility and comfort for all senior management levels that market risks assumed must be in line with Itaú Unibanco risk-return objectives;
•	Provide disciplined and informed dialogue on the overall market risk profile and its evolution over time;
•	Increase transparency as to how the business works to optimize results;
•	Provide early warning mechanisms to facilitate effective risk management, without obstructing the business objectives; and
•	Monitor and avoid concentration of risks.

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Market risk is controlled by an area independent of the business units, which is responsible for the daily activities: (i) measuring and assessing risk, (ii) monitoring stress scenarios, limits and alerts, (iii) applying, analyzing and testing stress scenarios, (iv) reporting risk to the individuals responsible in the business units, in compliance with Itaú Unibanco's governance, (v) monitoring the measures needed to adjust positions and/or risk levels to make them viable, and (vi) supporting the secure launch of new financial products. For this, there is a structured process of communication and information flow, which provides information to corporate bodies and ensures compliance with the requirements of Brazilian and foreign regulatory agencies.

Itaú Unibanco hedges transactions with clients and proprietary positions, including its foreign investments, in order to mitigate risk arising from fluctuations in market risk factors and maintain positions on the limits. Derivatives are commonly used for these hedging activities. When these transactions are considered as hedges for accounting purposes, specific supporting documentation is provided, including ongoing follow-up of hedge effectiveness (retrospective and prospective) and other changes in the accounting process. The accounting and managerial hedging procedures are governed by the institutional polices of Itaú Unibanco.

Hedge accounting considerations are presented in detail in Note 7g V – “Accounting hedge” to the Complete Financial Statements, that can be found on the website www.itaú.com.br/investor-relations.

Market risk framework categorizes transactions as part of either the Trading Book or the Baking Book, in accordance with general criteria established by CMN Resolution 3,464 and BACEN Circular 3,354.

Trading Book is composed of all trades with financial and commodity instruments (including derivatives) undertaken with the intention of trading.

Banking Book is predominantly characterized by portfolios originated from the banking business and operations related to balance sheet management. As a general rule, this book's portfolios are intended to be either held to maturity, or sold in the medium and in the long term.

Market risk exposures inherent in various financial instruments, including derivatives, are composed of various risk factors that refer to a market parameter whose variation impacts a position's valuation. The main risk factors measured by Itaú Unibanco are as follow:

•	Interest rate: risk of loss on transactions subject to changes in interest rates, foreign currency coupons or price- index coupons;
•	Currencies: risk of loss on transactions subject to currency variations;
•	Equities: risk of loss on transactions subject to changes in the price of equities;
•	Commodities: risk of loss on transactions subject to changes in commodities prices.

The CMN has regulations establishing the segregation of market risk exposure at a minimum into the following categories: interest rates, foreign exchange rates, equities and commodities. Brazilian inflation indexes are treated as a group of risk indicators and receive the same treatment of the others risk indicators, such as interest rates and FX rates, and follows the governance and risk limits framework adopted by Itaú Unibanco for market risk management.

Market risk is analyzed based on the following key metrics:

•	Value at Risk (VaR): a statistical metric that quantifies the maximum potential economic loss expected in normal market conditions, considering a defined holding period and confidence level;
•	Losses in Stress Scenarios (Stress Testing): a simulation technique to evaluate the impact, in the assets, liabilities and derivatives of the portfolio, of various risk factors in extreme market situations (based on prospective and historic scenarios);
•	Stop Loss: metrics that trigger a management review of positions, if the accumulated losses in a given period reach specified levels;
•	Concentration: cumulative exposure of certain financial instrument or risk factor calculated at market value ("MtM - Mark to Market"); and
•	Stressed VaR: statistical metric derived from VaR calculation, aimed at capturing the biggest risk in simulations of the current portfolio, taking into consideration the observable returns in historical scenarios of extreme volatility.

In addition to the risk metrics described above, sensitivity and loss control measures are also analyzed. They include:

•	Gap Analysis: accumulated exposure of the cash flows by risk factor, which are marked-to-market and positioned by settlement dates;
•	Sensitivity (DV01 – Delta Variation Risk): impact on the market value of cash flows when a 1 basis point change is applied to current interest rates or on the index rates; and

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•	Sensitivities to Various Risk Factors (Greeks): partial derivatives of a portfolio of options on the prices of the underlying assets, implied volatilities, interest rates and time.

Itaú Unibanco uses proprietary systems to measure the consolidated market risk. The processing of these systems takes place in an access-controlled environment, being highly available, which has data safekeeping and recovery processes, and counts on such an infrastructure to ensure the continuity of business in contingency (disaster recovery) situations.

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6.2	Portfolio Analysis

Interest rate risk in the banking book

Interest rate risk corresponds to the potential loss associated with changes in market interest on index, maturity and investment and funding mismatches. The interest rate risk management process of transactions classified in the banking book is consistent with the corporate bodies governance and hierarchy, and the limits approved for risk market management. A mark-to-market methodology is adopted for the different products by calculating the sensitivity to the changes in interest rates, the value at risk (VaR), and stress tests are conducted to the entire potfolio,, as established in Itaú Unibanco's institutional policies.

In treating the loan portfolios with material early settlements, the original maturities of the transactions are adjusted for the monthly revisions of their parameters, estimated from their historic bases, which accelerate the decrease of the originally contracted payment flows to better reflect the expected client behavior.

Remainders of products with no definite expiry date, such as demand deposits and savings accounts, are included in the statistics on the basis of past and seasonal experience. The core portion is distributed over time, thus generating an exposure to changes in interest rates, pursuant to internally approved methodologies.

The table below shows the sensitivity of the amount of the banking book positions to changes in interest rate curves, using the methodology and stress scenarios adopted to manage this portfolio's risks at Itaú Unibanco for the fourth quarter of 2016.

Sensibility of Banking Position (1)				R$ million
	Exposures	12/31/2016
Risk factors	Risk of variation in:	Scenario I	Scenario II	Scenario III
Interest Rate	Fixed Income Interest Rates in reais	(6)	(1,811)	(3,526)
Foreign Exchange Linked	Foreign Exchange Linked Interest Rates	(3)	(336)	(631)
Price Index Linked	Interest of Inflation coupon	(4)	(359)	(664)
TR	TR Linked Interest Rates	0	(96)	(205)

(1) Amounts net of tax effects.

In order to measure these sensitivities, the following scenarios are used:

•     Scenario I: Shocks of 1 base point in interest fixed rates, currency coupon, inflation, interest rate indexes;

•     Scenario II: Shocks of 25% in interest fixed rates, currency coupon, inflation, interest rate indexes, both for growth and fall, considering the largest resulting losses per risk factor;

•     Scenario III: Shocks of 50% in interest fixed rates, currency coupon, inflation, interest rate indexes, both for growth and fall, considering the largest resulting losses per risk factor.

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Evolution of the Trading Book

The evolution of the Trading Book, broken down by major risk factors, is tabulated below:

Total Value of Trading Position						R$ million
	12/31/2016 (1)		09/30/2016 (1)		12/31/2015
	Long	Short	Long	Short	Long	Short
Interest Rates	142,486	(183,485)	147,545	(169,485)	121,109	(129,064)
Foreign Exchange	174,121	(164,892)	225,776	(223,863)	101,968	(91,090)
Equities	1,410	(1,641)	1,278	(1,398)	1,376	(1,367)
Commodities	0	(2)	14	(1)	20	(8)

(1) As from the 2nd quarter of 2016, Itaú CorpBanca commenced to be fully consolidated in Itaú Unibanco's accounting statements.

Evolution of the Derivatives Portfolio

The main purpose of the derivative positions in the Banking Book and Trading Book is to manage risks in these position and in the corresponding risk factors. The evolution of Itaú Unibanco's derivatives portfolio, broken down by group of risk factor, by the existence or absence of a central counterparty (exchange or over-the-counter market) and whether it is in Brazil or abroad, is presented below:

Derivatives: Trades in Brazil - Trading + Banking - With Central Counterparty						R$ million
	12/31/2016 (1)		09/30/2016 (1)		12/31/2015
	Long	Short	Long	Short	Long	Short
Interest Rates	363,078	(440,717)	381,454	(428,477)	329,309	(432,361)
Foreign Exchange	63,929	(85,481)	87,965	(104,834)	144,922	(132,980)
Equities	2,956	(2,558)	5,125	(4,194)	1,656	(1,771)
Commodities	296	(357)	538	(541)	648	(326)

(1) As from the 2nd quarter of 2016, Itaú CorpBanca commenced to be fully consolidated in Itaú Unibanco's accounting statements.

Derivatives: Trades in Brazil - Trading + Banking - Without Central Counterparty						R$ million
	12/31/2016 (1)		09/30/2016 (1)		12/31/2015
	Long	Short	Long	Short	Long	Short
Interest Rates	251,575	(251,607)	295,314	(296,994)	309,375	(309,656)
Foreign Exchange	183,882	(204,578)	169,776	(198,266)	262,301	(295,018)
Equities	25,623	(25,624)	26,008	(26,013)	20,187	(20,446)
Commodities	272	(217)	205	(189)	157	(472)

(1) As from the 2nd quarter of 2016, Itaú CorpBanca commenced to be fully consolidated in Itaú Unibanco's accounting statements.

Derivatives: Foreign Trades - Trading + Banking - With Central Counterparty						R$ million
	12/31/2016 (1)		09/30/2016 (1)		12/31/2015
	Long	Short	Long	Short	Long	Short
Interest Rates	-	(1,439)	1	(948)	-	(723)
Foreign Exchange	237,286	(234,653)	279,946	(278,037)	156,102	(155,786)
Equities	239	(394)	262	(341)	451	(207)
Commodities	-	-	-	-	17	(17)

(1) As from the 2nd quarter of 2016, Itaú CorpBanca commenced to be fully consolidated in Itaú Unibanco's accounting statements.

Derivatives: Foreign Trades - Trading + Banking - Without Central Counterparty						R$ million
	12/31/2016 (1)		09/30/2016 (1)		12/31/2015
	Long	Short	Long	Short	Long	Short
Interest Rates	216,068	(231,370)	205,978	(214,149)	110,037	(113,171)
Foreign Exchange	770,821	(759,289)	668,093	(661,896)	531,271	(527,912)
Equities	587	(587)	662	(662)	1,284	(1,284)
Commodities	-	-	-	-	-	-

(1) As from the 2nd quarter of 2016, Itaú CorpBanca commenced to be fully consolidated in Itaú Unibanco's accounting statements.

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VaR - Consolidated Itaú Unibanco

Consolidated VaR of Itaú Unibanco Holding is calculated through the Historical Simulation methodology, which fully reflects all its positions based on the historical series of asset prices.

As from the third quarter of 2016, Itaú Unibanco has been calculating VaR for the regulatory portfolio (exposure of the trading portfolio and exposure to foreign currency and commodities of the banking portfolio) according to internal models approved by BACEN. Thus, details of risk factors (shown in the VaR - Consolidated and VaR and Stressed VaR Internal Model tables - Regulatory Portfolio) have been standardized to comply with BACEN Circular 3,646.

The Consolidated Total VaR table provides an analysis of the exposure to market risk of Itaú Unibanco portfolios.

VaR - Itaú Unibanco Holding(1)			R$ million
VaR per Risk Factor Group	12/31/2016 (2) (3)	09/30/2016 (2) (3)	12/31/2015 (4)
Brazilian Interest rates	607.4	587.2	347.1
Currencies	17.0	18.1	12.3
Equities	44.3	47.5	46.9
Commodities	0.8	1.0	2.1
Diversification effect	(339.7)	(357.5)	(204.4)
Total VaR	329.8	296.3	204.0
Maximum Total VaR of the Quarter	341.5	321.8	327.6
Average Total VaR of the Quarter	308.4	256.8	213.6
Minimum Total VaR of the Quarter	238.2	199.6	170.8

(1) Considers one-day holding period and 99% confidence level.

(2) As from the 2nd quarter of 2016, Itaú CorpBanca commenced to be fully consolidated in Itaú Unibanco's accounting statements.

(3) VaR per Risk Factor Group includes foreign units informations.

(4) VaR per Risk Factor Group does not include foreign units informations.

Itaú Unibanco maintained its conservative and diversification management style, having operated within low limits in relation to its capital in the period. The Total Average VaR for the quarter remained below 1% of Itaú Unibanco's stockholders' equity.

The increase of Total VaR compared to the previous quarter is mainly due to an increase in market volatility levels and bigger exposure to Brazilian interest rates.

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VaR and Stressed VaR Internal Model - Regulatory Portfolio

Itaú Unibanco uses the historical simulation methodology to calculate both the historical and the stressed VaR of its regulatory portfolio (exposure of the trading portfolio and exposure to foreign currency and commodities of the banking portfolio). The assumption of the historical VaR methodology is that the expected distribution of profits and losses in a portfolio over a time horizon can be estimated from the past behavior of the market risk factors to which the portfolio is exposed. To calculate VaR for non-linear instruments, a full valuation is performed, without potential simplification in the calculation.

VaR is calculated with a confidence interval of 99%, over a 4-year period (1000 business days) and a holding period that varies according to the portfolio's market liquidity, taking a minimum horizon of 10 business days. Additionally, using a conservative approach, VaR is calculated daily, with and without weighing for volatility, and the final VaR is the more restrictive of the two results.

The Stressed VaR is derived from the calculation of VaR, with a confidence interval of 99% and a horizon of 10 days, simulating a specific period of stress in the institution's current portfolio. Itaú Unibanco estimates the stressed VaR over the past one-year period of stress (252 business days). This period is selected on the basis of historical market data since January 2004, in compliance with BACEN Circular 3,646, so as to allow for an estimate of VaR in a past period of significant market stress.

Itaú Unibanco's Regulatory Portfolio VaR and Stressed VaR, based on the "historical simulation" methodology, is presented below.

VaR - Itaú Unibanco - Regulatory Portfolio (1)					R$ million
	12/31/2016 (2)		09/30/2016 (2)		12/31/2015
VaR per Risk Factor Group	VaR (3)	Stressed VaR	VaR (3)	Stressed VaR	VaR (3)
Brazilian Interest rates	49.1	241.0	47.7	238.3	22.4
Currencies	11.0	50.1	10.7	29.4	9.2
Equities	4.0	13.9	12.7	17.4	5.0
Commodities	0.8	3.4	0.8	13.6	1.5
Diversification effect	(18.3)	(196.3)	(26.7)	(162.7)	(17.3)
Total VaR	46.6	112.1	45.2	136.0	20.8
Maximum Total VaR of the Quarter	69.4	173.9	65.3	266.1	42.3
Average Total VaR of the Quarter	40.6	122.2	46.5	158.0	23.7
Minimum Total VaR of the Quarter	16.3	84.8	26.3	102.8	10.6

(1) VaR Historical Simulation approach. Amounts reported consider 99% confidence level. External Units are not cosidered.

(2) As from the 2nd quarter of 2016, Itaú CorpBanca commenced to be fully consolidated in Itaú Unibanco's accounting statements.

(3) Amounts reported consider one-day holding period.

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Stress Testing

In addition to using a probabilistic risk measurement such as VaR, Itaú Unibanco also analyzes the risk in extreme scenarios under a wide range of different stress testings, so as to identify significant losses that could occur in extreme market conditions, both based on past crises or on predetermined shocks in the risk factors.

Different methods are used to generate stress scenarios so as to provide the greatest possible coverage of situations that could expose the institution's portfolio to substantial losses. One factor that has a major bearing on the test results is the correlation between the assets and the respective risk factors, and this effect is simulated in various ways in the different scenarios tested.

The stress testing results are analyzed by risk factors on a separate and consolidated basis, allowing the institution to see clearly where the major risks lie and supporting management decisions.

The results of these stress testings are routinely analyzed and reported to Treasury and to senior management, so the market risk is controlled considering possible extreme market conditions and their effects on the institution's portfolio.

Backtesting

The effectiveness of the VaR model is validated by the use of backtesting techniques, comparing hypothetical and effective daily results with the estimated daily VaR. The number of exceptions to the VaR pre-established limits should be consistent, within an acceptable margin, with the hypothesis of 99% confidence level, considering a range of 250 business days (ending in December 31, 2016). Confidence levels of 97.5% and 95%, and periods of 500 and 750 business days are also considered. The backtesting analysis presented below considers the ranges suggested by the Basel committee on banking supervision. The ranges are divided into:

•	Green (0 to 4 exceptions): corresponds to backtesting results that do not suggest any problems with the quality or accuracy of the adopted models;
•	Yellow (5 to 9 exceptions): refers to an intermediate range group, which indicates an early warning and/or monitoring and may indicate the need of reviewing the model; and
•	Red (10 or more exceptions): demonstrate the need for improvement action.

According to BACEN Circular 3,646, hypothetical testing consists of applying market price variations for a specific day to the portfolio balance at the end of the preceding business day. The effective test is the variation in the portfolio value up to the end of the day, including intraday transactions and excluding amounts not related to market price variations, such as fees, brokerage fees and commissions.

The Backtesting with Confidence level of 99%, and period of 250 business days did not show failures in relation to effective and hypothetical results in the period.

Pricing of Financial Instruments

To price its portfolios, Itaú Unibanco uses, where possible, price quotes seen in financial markets and published by reliable external sources, or, if quotes are not available from specialized sources, estimates from pricing models representing the fair value of its positions. It should be noted that the pricing models are verified for accuracy, by regular reviews of the market references and data used.

The pricing parameters used by Itaú Unibanco include interest rates, foreign exchange rates, the prices of securities, equities, commodities, derivatives contracts, indices, and volatilities.

Prices are calculated by an independent area (pricing), and are also independently validated from price information, volatility curves and surfaces (IPV - Independent price validation), to ensure that the information is consistent and accurate when compared with market sources.

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7	Operational Risk

7.1	Framework and Treatment

For Itaú Unibanco the operational risk is defined as the possibility of losses arising from failure, deficiency or inadequacy of internal process, people or systems or from external events that affect the achievement of strategic, tactical or operational objectives. It includes legal risk associated with inadequacy or deficiency in contracts signed by the institution, as well as penalties due to noncompliance with laws and punitive damages to third parties arising from the activities undertaken by the institution.

Itaú Unibanco internally classifies its risk events in:

•	Internal fraud;
•	External fraud;
•	Labor claims and deficient security in the workplace;
•	Inadequate practices related to clients, products and services;
•	Damages to own physical assets or assets in use by Itaú Unibanco;
•	Interruption of Itaú Unibanco's activities;
•	Failures in information technology systems;
•	Failures in the performance, compliance with deadlines and management of activities at Itaú Unibanco.

In line with the principles of CMN Resolution 3,380 and BACEN Circular 3,647, Itaú Unibanco has an operational risk management structure and institutional policy, which are annually approved by the Board of Directors and are applicable to its local and foreign companies and subsidiaries.

Itaú Unibanco has a governance process that is structured through forums and corporate bodies composed of senior management, which, in turn, report to the Board of Directors, and by well-defined roles and responsibilities in order to reinforce the segregation of the business and management and control activities, ensuring independence between the areas and, consequently, well-balanced decisions with respect to risks. This is reflected in the risk management process carried out on a decentralized basis under the responsibility of the business areas and by a centralized control carried out by the internal control, compliance and operational risk department.

The objective of managing operational risk is to support decisions made, seeking always to identify and assess risks correctly, to create value for the shareholders and to protect the assets and the image of Itaú Unibanco. For this purpose, the managers of the executive areas use corporate methods constructed and made available by the internal control, compliance and operational risk area, so as to guarantee the quality of the control environments and comply with internal guidelines and current regulations.

Among the methodologies and tools used are the self-evaluation and the map of the institution's prioritized risks, the approval of processes, products, and system development products and projects, the monitoring of key risk indicators that and the database of operational losses, guaranteeing a single conceptual basis for managing processes, systems, projects and new products and services.

Operational risk management includes conduct risk, which is subject to mitigating procedures to assess product design (suitability) and incentive models. The inspection area is responsible for fraud prevention. Irrespective of their origin, specific cases may be handled by risk committees and integrity and ethics committees.

Within the governance of the risk management process, the consolidated reports on risk monitoring, controls, action plans and operational losses are regularly presented to the business area executives.

It is worth noting that the dissemination of the risk and control culture to the employees by means of training is an important pillar, aimed at providing a better understanding of the matter and playing a relevant role in its mitigation.

A summarized version of the institutional operational risk management policy can be found on the website www.Itaú.com.br/investor-relations under Corporate Governance, Regulations and Policies, Public Access Report - Operational Risk.

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7.2	Crisis Management and Business Continuity

The purpose of Itaú Unibanco's Business Continuity Program is to protect its employees, ensure the continuity of the critical functions of its business lines, safeguard revenue and sustain both a stable financial market in which it operates and the trust of its clients and strategic partners in the provision of services and products.

It is composed of procedures for relocating and/ or recovering operations in response to a variety of interruption levels, and can be divided into two key elements:

•	Crisis Management: centralized communication and response processes to manage business interruption events and any other types of threats to the image and reputation of its identity before its employees, clients, strategic partners and regulators. The structure has a command center that constantly monitors the daily operations, as well as the media channels in which Itaú Unibanco is mentioned. The success of Crisis Management takes place through the focal agents, who are the representatives appointed by the business areas and that work in the monitoring of potential problems, resolution of crisis, resumption of business, improvement of processes and search for prevention actions;
•	Business Continuity Plans (BCP): documents with procedures and information, developed, consolidated and maintained available for use during possible incidents, allowing the resumption of critical activities in acceptable terms and conditions. For the quick and safe resumption of the operations, Itaú Unibanco has established, in its BCP, corporate wide and customized actions for its lines of business by means of:

-	Disaster Recovery Plan: focused on the recovery of its primary data center, ensuring the continuity of the processing of critical systems within minimum pre-established periods;
-	Workplace Contingency Plan: employees responsible for carrying out critical business functions have alternative facilities to perform their activities in the event the buildings in which they usually work become unavailable. There are approximately 2,000 contingency dedicated seats that are fully equipped to meet the needs of the business areas in emergency situations.
-	Emergency Plan: procedures aimed at minimizing the effects of emergency situations that may impact Itaú Unibanco's facilities, with a preventive focus;
-	Processes Contingency Plan: alternatives (Plan B) to carry out the critical processes identified in the business areas.

In order to keep the continuity solutions aligned with the business requirements (processes, minimum resources, legal requirements, etc) the Program applies the following tools to understand the institution:

-	Business Impact Analysis (BIA): evaluates the criticality and resumption requirement of the processes that support the delivery of products and services. Through this analysis the businesses' resumption priorities are defined.
-	Threats and Vulnerabilities Analysis (AVA): identification of threats to the locations where Itaú Unibanco buildings are located. The control's efficiency is evaluated against the potential threats in order to eventually identify vulnerabilities so that controls are adjusted or implemented to enhance the resilience level of the firm's critical facilities.

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7.3	Independent Validation of Risk Models

The operational risk, internal controls and compliance integrated management is subject to an internal policy approved by the Board of Directors, and is structured on three lines of defense, as described in section "1.1 Organizational Structure."

According to best market practices, Itaú Unibanco validates the processes and risk models independently. This is done by a department which is separate from the business and risk control areas, to ensure that its assessments are independent.

The validation method, defined in an internal policy, meets regulatory requirements such as those of BACEN Circulars 3,646 and 3,674. The validation stages include:

•	Verification of mathematical and theoretical development of the models;
•	Qualitative and quantitative analysis of the models, including the variables, construction of an independent calculator and the use of appropriate technical;
•	When applicable, comparison with alternative models and international benchmarks;
•	Backtesting of the model;
•	The correct implementation of the models in the systems used.

Additionally, the validation area assesses the stress testing program.

The performance of the independent validation area and the validation of the processes and models are assessed by Internal Audit and reported to the specific senior management committees. Action plans are prepared to address opportunities identified during the independent validation process, and are monitored by the 3 lines of defense and by senior management until the conclusion.

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8	Liquidity Risk

8.1	Framework and Treatment

Liquidity risk is defined as the likelihood of the institution not being able to effectively honor its expected and unexpected obligations, current and future, including those from guarantees commitment, without affecting its daily operations or incurring significant losses.

The liquidity control risk is carried out by an independent group of the business units and is responsible for determining the composition of the reserve, proposing assumptions for the performance of cash flows, identifying, assessing, monitoring, controlling and reporting on a daily basis the exposure to liquidity risk in different timeframes, proposing liquidity risk limits in accordance with the group risk appetite, communicating any mismatches, considering liquidity risk on an individual basis in the countries where Itaú Unibanco operates, simulating the behavior of cash flows in stress conditions, assessing and reporting in advance the risks inherent to new products and operations, as well as reporting on the information required by the regulatory agencies. All activities are subject to assessment by the independent validation, internal controls and audit departments.

The liquidity risk measurement comprises all financial trades of the companies of Itaú Unibanco, as well as possible contingent and unexpected exposures, such as those derived from settlement services, provision of sureties and guarantees, credit lines contracted and not used.

The liquidity policies of management and associated limits are established based on prospective scenarios, reviewed periodically and based on definitions from senior management.

The document that details the liquidity risk control institutional policy is on the Investor Relations website www.Itaú.com.br/investor-relations, in the route: Corporate Governance, Rules and Policies, Public Access Report - Liquidity Risk.

Itaú Unibanco manages and controls liquidity risk on a daily basis, through governance approved at corporate bodies, which provides, among other activities, the adoption of minimum liquidity limits, sufficient to absorb possible cash losses under situations of stress, measured by means of both in-house and regulatory methodologies.

Additionally, and pursuant to the requirements of CMN Resolutions 4,090 and BACEN Circular 3,749, Itaú Unibanco makes monthly delivery of its Liquidity Risk Statements (DLR) to BACEN and the following items are regularly prepared and submitted to the senior management for monitoring and decision support:

•	Different scenarios for liquidity projections;
•	Contingency plans for crisis situations;
•	Reports and charts to enable monitoring risk positions;
•	Assessment of funding costs and alternatives;
•	Tracking the sort of funding sources through a continuous control of funding sources considering counterparty type, maturity and other aspects.

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8.2	Liquidity Coverage Ratio (LCR)

The Liquidity Coverage Ratio (LCR), which is calculated as required by BACEN, in line with the Basel international guidelines, is defined as follows:

•   HQLA - High Quality Liquid Assets = correspond to inventories, in some cases weighted by a discount factor, of assets that remain liquid in the market even in periods of stress, that can easily be converted into cash and that are classified as low risk;

•   Outflowss = total potential cash outflows for a 30-day horizon, calculated for a standard stress scenario as defined by BACEN Circular 3,749;

•   Inflowss = total potential cash inflows for a 30-day horizon, calculated for a standard stress scenario as defined by BACEN Circular 3,749.

According to the instructions in BACEN Circular 3,775, banks with total assets exceeding R$100 billion have since October 2015 been required to submit a monthly LCR to BACEN, as a consolidated report for the institutions belonging to the Prudential Conglomerate. This indicator is subject to a progressive minimum regulatory requirement. The timeline of the LCR is presented below, with a minimum requirement of 60% as from October 2015, increasing gradually until it reaches 100% in January 2019.

Timetable for limits to be observed	From January 1
	2015		2016	2017	2018	2019
Liquidity Coverage Ratio (LCR)	60	% (1)	70%	80%	90%	100%

(1) From October 1 2015

The following table shows the average of the LCR reference quarter and of the non-weighted and weighted amounts, according to definition of the metrics:

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Information on the Liquidity Coverage Ratio (LCR)
		4[o] quarter 2016		3[o] quarter 2016
		Total Unweighted Value	Total Weighted Value	Total Unweighted Value	Total Weighted Value
		(average)(1)	(average)(2)	(average)(1)	(average)(2)
	High Quality Liquid Assets (HQLA)
1	Total High Quality Liquid Assets (HQLA)		180,956,506		184,827,222
	Cash outflows(3)
2	Retail deposits and deposits from small business customers, of which:	265,421,802	22,665,269	263,796,160	23,157,677
3	Stable deposits	125,490,950	3,799,357	116,503,998	3,525,292
4	Less stable deposits	139,930,853	18,865,912	147,292,162	19,632,384
5	Unsecured wholesale funding, of which:	141,894,369	64,730,772	140,865,090	64,002,396
	Operational deposits (all counterparties) and deposits in networks of cooperative banks	1,067,919	32,038	1,061,189	97,362
7	Non-operational deposits (all counterparties)	139,534,291	63,406,576	138,171,682	62,272,816
8	Unsecured debt	1,292,158	1,292,158	1,632,218	1,632,218
9	Secured wholesale funding		1,803,539		214,886
10	Additional requirements, of which:	179,420,901	18,417,138	181,933,408	20,322,944
11	Outflows related to derivative exposure and other collateral requirements	14,513,562	6,840,135	16,423,829	9,040,341
12	Outflows related to loss of funding on debt products	132,970	132,970	135,616	135,616
13	Credit and liquidity facilities	164,774,369	11,444,033	165,373,962	11,146,987
14	Other contractual funding obligations	50,805,939	50,805,939	48,673,950	48,673,950
15	Other contingent funding obligations	83,974,512	8,162,540	86,729,575	8,962,373
16	Total cash outflows		166,585,197		165,334,226
	Cash inflows(3)
17	Secured lending	206,676,770	208,434	233,373,217	146,479
18	Inflows from fully performing exposures	32,477,158	17,882,192	28,123,165	15,663,094
19	Other cash inflows	72,191,199	63,476,422	71,421,713	63,006,356
20	Total cash inflows	311,345,127	81,567,049	332,918,095	78,815,929
			Valor Total Ajustado(4)		Valor Total Ajustado(4)
21	Total HQLA		180,956,506		184,827,222
22	Total net cash outflows		85,018,148		86,518,297
23	LCR (%)		212.8%		213.6%

(1) Total balance of the cash inflows or outflows item.

(2) After application of weighting factors.

(3) Potential cash outflows (Outflows e) and inflows (Inflows e).

(4) Amount calculated after applying weighting factors and limits set by BACEN Circular 3,749.

The table shows that Itaú Unibanco has an average LCR of 212.8% in the quarter, leading to the conclusion that the institution comfortably has sufficient liquid assets to endure more than 30 days in a period of idiosyncratic or systemic liquidity stress, as set forth by the metrics.

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8.3	Primary sources of funding

Itaú Unibanco has different sources of funding, with a significant portion arising from the retail segment.

Primary sources of funding									R$ million
	12/31/2016 (1)			09/30/2016 (1)			12/31/2015
Funding	0 to 30 days	Total	%	0 to 30 days	Total	%	0 to 30 days	Total	%
Deposits	202,716	331,558	54%	207,384	311,260	51%	195,103	298,320	50%
Demand deposits	62,711	62,711	10%	62,245	62,245	10%	65,843	65,843	11%
Savings deposits	108,275	108,275	18%	104,864	104,864	17%	111,319	111,319	19%
Time deposits	30,554	156,815	25%	38,915	140,211	23%	13,465	106,189	18%
Other	1,176	3,757	1%	1,360	3,940	1%	4,476	14,969	3%
Funds from acceptances and issuance of securities(2)	3,091	93,717	15%	2,071	90,969	15%	4,128	75,596	13%
Funds from own issue (3)	2,561	134,628	22%	2,286	146,967	24%	2,863	154,682	26%
Subordinated debt	628	57,420	9%	410	58,732	10%	4,722	65,785	11%
Total	208,996	617,323	100%	212,151	607,928	100%	206,816	594,383	100%

(1) As from the 2nd quarter of 2016, Itaú CorpBanca commenced to be fully consolidated in Itaú Unibanco's accounting statements.

(2) Includes mortgage notes, real estate credit bills, agribusiness and financial credit bills recorded in interbank and institutional market debts and liabilities for issue of debentures and foreign borrowings and securities recorded in funds from institutional markets.

(3) Refer to deposits received under securities repurchase agreements with securities from own issue.

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9	Other Risks

Insurance products, pension plans and premium bonds risks

Products that compose portfolios of insurance companies of Itau Unibanco are related to life and elementary insurance, as well as pension plans and premium bonds. Accordingly, Itaú Unibanco understands that the main risks inherent to these products are:

•	Underwriting Risk is the possibility of losses arising from insurance products, pension plans and premium bonds that go against institution's expectations, directly or indirectly associated with technical and actuarial bases used for calculating premiums, contributions and technical provisions;
•	Market Risk is the possibility of losses resulting from fluctuations in market values of assets and liabilities that comprise technical actuarial reserves;
•	Credit Risk is the possibility of noncompliance, by a given debtor, with obligations related to the settlement of operations that involve the trading of financial assets or reinsurance;
•	Operational risk is the possibility of the occurrence of losses arising from the failure, deficiency or inadequacy of internal processes, people and systems, or from external events that affect the achievement of the strategic, tactical or operational objectives of the insurance, pension and premium bonds operations;
•	Liquidity risk in insurance operations is the possibility of the institution not be able to timely honor its obligations to policyholders and beneficiaries due to the lack of liquidity of the assets comprising actuarial technical reserves.

In line with good national and international practices and to ensure that risks arising from insurance products, pension plans and premium bonds are properly identified, measured, assessed, reported and approved in relevant forums, Itau Unibanco has a risk management framework, whose guidelines are established in institutional guidelines, approved by the Board, applicable to companies and subsidiaries exposed at risk from insurance products, pension plans and premium bonds, in Brazil and abroad.

The process of risk management for insurance, pensions and premium bond plans is based on defined responsibilities distributed between the control and business areas, ensuring that they are independent of each other and focusing on the special nature of each risk, as per the guidelines established by Itaú Unibanco.

As part of the risk management process, there is a governance structure where decisions may be escalated to corporate bodies, thus ensuring compliance with several regulatory and internal requirements, as well as balanced decisions relative to risks.

The aim of Itaú Unibanco is to ensure that assets serving as collateral for long-term products, with guaranteed minimum returns, are managed according to the characteristics of the liabilities, so that they are actuarially balanced and solvent over the long term.

Each year, liabilities for long-term products, which result in projected future benefits flows, are mapped using actuarial assumptions. This mapping enables Asset Liability Management models to be created, and these are used to define the best composition of the asset portfolio to neutralize the risk of this type of product, taking into account their economic and financial viability over the long term. Portfolios of collateral assets are rebalanced periodically according to changes in market prices, the company's liquidity requirements and the changes in the characteristics of the liabilities.

Social and Environmental Risk

Itaú Unibanco understands social and environmental risk as the risk of potential losses due to exposure to social and environmental events arising from the performance of its activities.

Mitigation actions of social and environmental risk are carried out through processes mappings, internal controls, monitoring new regulations on the subject, and recording occurrences in internal databases. In addition, risks identified, prioritized and actions taken are reported to Itaú Unibanco management of social and environmental risk.

The social and environmental risk management is carried out by the first line of defense in its daily operations, supplemented by a technical support of legal and risk control area, which has a team specialized in social and environmental management. Business units also have their governance for approval of new products, including assessing the social and environmental risk, which ensures compliance in all new products and processes employed by the institution. Governance also includes the Social and Environmental Risk Committee, which is primarily responsible for emitting institutional views of social and environmental risk exposure related to Itaú Unibanco activities and operations.

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Itaú Unibanco consistently seeks to evolve in the management of social and environmental risk, always attentive to the challenges so as to monitor the changes in and demands of society. Therefore, among other actions, Itaú Unibanco has assumed and incorporated into Itaú Unibanco's internal processes a number of national and international voluntary commitments and pacts aimed at integrating social, environmental and governance aspects into Itaú Unibanco business. The main ones are the Principles for Responsible Investment (PRI), the Charter for Human Rights - Ethos, the Equator Principles (EP), the Global Impact, the Carbon Disclosure Project (CDP), the Brazilian GHG Protocol Program, the Pacto Nacional para Erradicação do Trabalho Escravo (National Pact for Eradicating Slave Labor), among others. Itaú Unibanco efforts to increase the knowledge of the assessment of the social and environmental criteria have been recognized as models in Brazil and abroad, as shown by the recurring presence of the institution in the major sustainability indexes abroad, such as the Dow Jones Sustainability Index, and recently, in Sustainability Index Euronext Vigeo – Emerging 70, and in Brazil, for example in the Corporate Sustainability Index, as well as the numerous prizes which Itaú Unibanco has been awarded.

Regulatory Risk

Regulatory risk is considered at Itaú Unibanco as the risk arising from losses due to fines, sanctions and other penalties applied by regulatory agencies resulting from noncompliance with regulatory requirements. The regulatory risk is managed through a structured process aimed at identifying changes in the regulatory environment, analyzing their impacts on the departments of the institution and monitoring the implementation of actions directed at adherence to the regulatory requirements.

Itaú Unibanco has a structured flow for addressing rules, covering the stages of recognition, distribution, monitoring and compliance, and all of these processes are established in internal policies. The flow for handling regulatory risk involves various areas of the institution, and consists of: (i) structure of lines of defense; (ii) monitoring of draft legislation, public notices and public hearings; (iii) monitoring of new rules and definition of action plans; (iv) relationship with regulators and professional organizations; (v) monitoring of action plans; (vi) control over compliance with legal decisions and TAC (conduct adjustment agreements), executed in public civil actions. In addition, the institution's risks are classified and prioritized according to the Itaú Unibanco internal control methodology.

Model Risk

Itaú Unibanco's risk management already has proprietary models for risk management that are continuously monitored, and reviewed whenever necessary, aiming at ensuring effectiveness in strategic and business decisions.

Model risk is defined as the risk that arises from the models used by Itaú Unibanco not reflecting, on a consistent basis, the relationships of variables of interest, creating results that systematically differ from those observed. This risk may materialize due to the use in different situations from those modeled or as a result of methodological inadequacies during their development. The best market practices are used to manage the modeling risks to which the institution is exposed during the entire lifetime of each model, whose steps may be classified into four main ones: development, implementation, validation and use. The best practices that mark the model risk control at the institution include: (i) certification of the quality of the database used; (ii) application of a check-list of essential steps to be taken during the development; (iii) conservatism in judgmental models (iv) use of external benchmarks; (v) approval of results generated in implementation; (vi) independent technical validation; (vii) validation of use; (viii) assessments of the impact in the use; (ix) monitoring of performance; and (x) monitoring of the distribution of the explanatory variables and final score.

Country Risk

Itaú Unibanco understands country risk as the risk of losses arising from noncompliance with the financial obligations in the terms agreed upon by borrowers, issuers, counterparties or guarantors as a result of actions taken by the government of the country where the borrower, issuer, counterparty or guarantor is located or of political, economic and social events related to that country.

Itaú Unibanco operates in many other countries in addition to Brazil. Additionally to the external units, Itaú Unibanco has a relationship with borrowers, issuers, counterparties and guarantors from many places in the world, regardless of whether Itaú Unibanco has a external unit in the place where the borrower, issuer, counterparty or guarantor is located.

In order to properly address the country risk, Itaú Unibanco has a specific structure for the management and control of country risk, consisting of corporate bodies and dedicated teams, with responsibilities defined in policies. The institution has a structured and consistent procedure for managing and controlling country risk, including :(i) establishment of country ratings; (ii) determination of limits for countries; (iii) monitoring of limits.

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Business and Strategy Risk

Itaú Unibanco understand the business and strategy risk as the risk of a negative impact on the results or capital as a consequence of a faulty strategic planning, the making of adverse strategic decisions, the inability of Itaú Unibanco to implement the proper strategic plans and/or changes in its business environment.

Since the business and strategic risk can directly affect the performance of the institution, Itaú Unibanco has implemented many mechanisms that ensure that both the business and the strategic decision-making processes follow proper governance standards, have the active participation of executives and the Board of Directors, are based on market, macroeconomic and risk information and are aimed at optimizing the risk-return ratio. Decision-making and the definition of business and strategy guidelines, count on the full engagement of the Board of Directors, primarily through the Strategy Committee, and of the executives, through the Executive Committee. In order to handle risk adequately, Itaú Unibanco has governance and processes to involve the ACGRF in business and strategy decisions, so as to ensure that risk is managed and decisions are sustainable in the long term. They are: (i) qualifications and incentives of board members and executives; (ii) budgetary process; (iii) product assessment; (iv) evaluation and prospecting of proprietary mergers and acquisitions; and (v) a risk appetite framework which, for example, restricts the concentration of credit and exposure to specific and material risks.

Reputational Risk

Itaú Unibanco understand reputational risk as the risk arising from internal practices, risk events and external factors that may generate a negative perception of the institution among clients, counterparties, stockholders, investors, supervisors, commercial partners, among others, resulting in impacts on the value of the brand and financial losses, in addition to adversely affecting Itaú Unibanco's capability to maintain existing commercial relations, start new businesses and continue to have access to financing sources.

Itaú Unibanco believes that its reputation is extremely important for achieving its long-term goals and this is why the institution tries to align its speech with ethical and transparent practice and work, which is essential to raise the confidence of Itaú Unibanco's stakeholders. Itaú Unibanco's reputation depends on its strategy (vision, culture and skills) and derives from direct or indirect experience of the relationship between Itaú Unibanco and its stakeholders.

Since the reputational risk directly or indirectly permeates all operations and processes of the institution, Itaú Unibanco's governance is structured in a way to ensure that potential reputational risks are identified, analyzed and managed still in the initial phases of its operations and analysis of new products.

The treatment given to reputational risk is structured by means of many processes and internal initiatives, which, in turn, are supported by internal policies, and their main purpose is to provide mechanisms for the monitoring, management, control and mitigation of the main reputational risks. Among them are (i) risk appetite statement; (ii) process for the prevention and fight against the use of Itaú Unibanco in unlawful acts; (iii) crisis management process and business continuity; (iv) processes and guidelines of the governmental and institutional relations; (v) corporate communication process; (vi) brand management process; (vii) ombudsman offices initiatives and commitment to customer satisfaction; and (vii) ethics guidelines and prevention of corruption.

Financial institutions play a key role in preventing and fighting illegal acts, in particular money laundering, terrorist financing and fraud, for which the challenge is to identify and suppress increasingly sophisticated operations that seek to conceal the origin, ownership and movement of goods and money derived from illegal activities.

Itaú Unibanco has introduced a corporate policy in order to prevent its involvement in illegal acts and to protect its reputation and image towards stakeholders, through a governance structure based on transparency, strict compliance with rules and regulations and cooperation with police and judicial authorities. It is also continuously aligned with local and international best practices for preventing and fighting against illegal acts, through investing and continuously training employees.

In compliance with the guidelines of this corporate policy, Itaú Unibanco established a program to prevent and fight against illegal acts based on the following pillars:

•	Client Identification Process;
•	Know Your Client (KYC) Process;
•	Know Your Partner (KYP) Process;
•	Know Your Supplier (KYS) Process;
•	Know Your Employee (KYE) Process;
•	Assessment of New Products and Services;
•	Monitoring of Transactions;

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•	Reporting Suspicious Transactions to the Regulatory Bodies; and
•	Training and Awareness Raising.

This program applies to the entire institution, including subsidiaries and affiliates in Brazil and abroad. Governance on preventing and combating unlawful acts is carried out by the Board of Directors and corporate bodies. The document that presents the guidelines established in the program to prevent and combat unlawful acts may be seen on the www.itau.com.br/investor-relations website in the section Corporate Governance, Regulations and Policies, corporate policy to prevent and fight against unlawful acts.

In addition to the program to prevent, detect and fight against unlawful acts, Itaú Unibanco is committed to protecting corporate information and ensuring the privacy of clients in any operations. To this end, Itaú Unibanco is guided by the Information Security Corporate Policy whose purpose is to ensure the application of the principles and guidelines for the protection of information and intellectual property of the organization, clients and general public.

To ensure that the processed information is properly protected, Itaú Unibanco has a monitoring process and a control structure that covers technology, business areas and international units. Additionally, a Security Operation Center (SOC) that works 24/7 contributes to the cyber security of Itaú Unibanco's electronic channels and IT infrastructure, the monitoring of operations and thus minimization of the risk of a security incident.

Awareness raising campaigns to prevent corruption, money laundering, fraud, leaks of information and other unlawful acts are regularly carried out through the many communication channels existing with Itaú Unibanco's employees. The actions include lectures, campaigns and in-person training and e-learning courses on many topics. Besides lectures and campaigns, Itaú Unibanco offers a website with guidelines on security in the digital and physical world, for the general public.

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10	Enterprise Risk Management and Alignment of Incentives

In accordance with the scope and complexity of its operations, Itaú Unibanco established processes for effectively identifying, assessing, monitoring and controlling risks, besides adequately allocating the capital to segments. In addition, Itaú Unibanco established processes, enabling Executives and Board of Directors to hold a global view about the institution's risk exposures, as well as a prospective view about the adequacy of its capital, besides promoting the alignment of incentives. Some of these processes are described below:

Risk Appetite

Itaú Unibanco's risk appetite is a set of guidelines and limits defining acceptable levels of risk for the bank, aligned with the institution's strategy. Divided into four dimensions consisting of a set of metrics of the key risks involved, risk appetite combines complementary forms of risk measurement, in order to give a comprehensive overview of the institution's exposure.

The capitalization dimension reflects the level of protection of the bank against significant losses. This level establishes the minimum capitalization guidelines of Itaú Unibanco in relation to its risks, according to which management uses the bank's capital in accordance with acceptable leverage levels and funding costs.

The liquidity dimension reflects the level of protection against a long period of funding stress, which could lead to a lack of liquidity. This level establishes the guidelines regarding the minimum liquidity levels, acceptable levels of mismatch of terms and funding structure.

The business composition dimension, meanwhile, seeks to ensure, by means of concentration limits, proper portfolio composition, aiming at low volatility and sustainability of the business.

Last, the franchise dimension addresses risks that may impact the value of the brand and reputation of Itaú Unibanco with stakeholders.

The Board of Directors holds the highest approval authority for risk appetite guidelines and limits, carrying out its responsibilities with the support of its Risk and Capital Management Committee, which submits reports and recommendations on the issue for the Board's approval. Acceptable risk levels must obey the risk appetite limits approved by the Board of Directors.

Executive and operational functions are the responsibility of the Executive Board and the risk committees, whose members include the Chief Risk Officer (CRO) and the CEO of the institution. As well as regularly monitoring and supervising the metrics, the risk committees are also responsible for implementing the risk appetite framework. The Audit Committee also monitors changes in risk appetite and assists in managing it.

Stress Testing

The stress testing performed by Itaú Unibanco is aimed at evaluating the solvency of the institution in hypothetical but possible events of systemic crises, as well as identifying areas that are more susceptible to stress impact that may undergo risk mitigation.

Since 2010, Itaú Unibanco has a process for simulating the results of extreme economic and market conditions on the institution's income and capital.

For the purposes of the test, the economic research area estimates macroeconomic variables for each stress scenario. The scenarios are defined according to their importance for the institution results and the likelihood of their occurrence, and they are submitted annually to the Board of Directors for approval.

Projections for the macroeconomic variables (such as GDP, the basic interest rate and inflation) and for variables in the credit market (such as raisings, lending, rates of default, margins and charges) used in these scenarios are based on exogenous shocks or through use of models validated by an independent area.

The projections calculated influence budgeted results and balance sheets, and so also affect risk-weighted assets and capital and liquidity ratios.

This information enables potential risk factors in the business to be identified, and provides support for the strategic decisions of the Board of Directors, the budgeting and risk management process, as well as serving as an input for measuring risk appetite.

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Risk-adjusted Compensation

The Compensation guidelines of Itaú Unibanco are aimed at attracting, retaining and compensating on merit its employees, encouraging prudent risk exposure levels in short-, medium- and long-term strategies, in line with the interests of its shareholders and regulatory authorities and line with the institution's culture. The governance structure of compensation and incentive to the prudent risk taking has been consolidated in line with the best international compensation and governance practices. The Compensation Committee, in accordance with the CMN Resolution No. 3,921 and reporting to the Board of Directors is responsible for setting out the guidelines on models of compensation to employees and the policy on compensation of management members of the Itaú Unibanco companies.

Compensation at Itaú Unibanco takes into account the strategy of the institution, the general and specific legislation that should be adopted for each business or region of operation, and the adequate risk management over time. Variable compensation considers the current and potential risks, giving incentive to the achievement of sustainable results and discouraging decisions that involve excess risks. The calculation of the aggregate and individual amounts considers, among others, long-term sustainable financial bases, adjustments to future payments in view of assumed risks, the results of the institution and/or of the area, when applicable, and the ratio between performance and risks incurred.

In accordance with the CMN Resolution 3,921, a portion of the variable compensation of statutory officers is paid in stocks (at least 50%) and a percentage is deferred for three years (at least 40% of variable compensation). The deferred and unpaid portions must be reversed in case the institution has an unsatisfactory performance and the business unit has a negative performance.

Reflecting its concern with sustainable performance, Itaú Unibanco implements specific variable compensation practices for employees which roles and responsibilities have material impact on the risk of the institution, although they are not subject to the requirements of CMN Resolution 3,921. For such employees, mechanisms are provided for making adjustments to bonus arising from compliance and risk as well as deferral events.

For more information about remuneration in Itaú Unibanco, see Note 16 - "Shareholders' Equity" in the complete Financial Statements, which are shown on the website www.itau.com.br/investor-relations.

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11	Appendix I

	Breakdown of the Referential Equity and Information on its adequacy	12/31/2016
		Value (R$ Thousand)	Temporary Treatment (R$ Thousand)	Balance Sheet Reference
	Core Capital: instruments and reserves
1	Instruments Eligible for the Core Capital	97,148,000	-	(k)
2	Revenue reserves	23,645,956	-	(l)
3	Other revenue and other reserve	(545,452)	-	(m)
4	Instruments that are authorized to compose the Core Capital before Resolution No. 4,192 of 2013 comes into effect
5	Non-controlling interest in subsidiaries that are part of the conglomerate, non-deductible from the Core Capital[1]	10,659,131	606,173	(j)
6	Core Capital before prudential adjustments	130,907,635	-
	Core Capital: prudential adjustments	-	-
7	Prudential adjustments related to the pricing of financial instruments	391,349	-
8	Goodwill paid upon the acquisition of investments based on the expectation of future profitability	7,407,508	4,938,339	(e)
9	Intangible assets	4,737,716	2,169,457	(h)/(i)
10	Tax credits arising from income tax losses and social contribution tax loss carryfowards and those originating from this contribution related to determination periods ended until December 31,1998[2]	3,678,347	2,452,232	(b)
11	Adjustments related to the market value of derivative financial instruments used to hedge the cash flows of protected items whose mark-to-market adjustments are not recorded in the books.	(1,253,775)	-
12	Downward difference between the amount recognized as a provision and the expected loss for institutions using the IRB	-	-
13	Gains arising from securitization operations
14	Gains or losses arising from the impact of changes on the credit risk of the institution on the fair value assessment of liability items
15	Actuarial assets related to defined benefit pension funds	123,920	82,613	(d)
16	Shares or other instruments issued by the bank authorized to compose the Core Capital, acquired directly, indirectly or synthetically	1,882,353	-	(n)
17	Investments crossed with instruments eligible for the Core Capital
	Added value of investments lower than 10% of the capital of companies that are similar to non-consolidated
18	financial institutions, insurance companies, reinsurance companies, capitalization companies and sponsored pension fund entities, that exceeds 10% of the amount of the Core Capital, disregarding specific deductions.	-	-
19	Investments higher than 10% of the capital of companies that are similar to non-consolidated financial institutions, insurance companies, reinsurance companies, capitalization companies and sponsored pension fund entities	-	-
20	Mortgage servicing rights
21	Tax credits arising from temporary differences that depend on the generation of income or future taxable income for their realization, above the limit of 10% of the Core Capital, disregarding specific deductions	-	-
22	Amount that exceeds 15% of the Core Capital	-	-
23	of which: arising from investments in the capital of companies that are similar to non-consolidated financial institutions, insurance companies, reinsurance companies, capitalization companies and open ended pension entities	-	-
24	of which: arising from mortgage servicing rights
25	of which: arising from tax credits resulting from temporary differences that depend on the generation of income or future taxable income for their realization[2]	-	-
26	National regulatory adjustments	(1,467,728)	-
26.a	Deferred permanent assets	15,802	-	(g)
26.b	Investment in dependence, financial institution abroad or non-financial entity that is part of the conglomerate, with respect to which the Central Bank of Brazil does not have access to information, data and documents	-	-
26.c	Funding instruments eligible for the Core Capital issued by an institution that is authorized to operate by the Central Bank of Brazil or by a financial institution abroad, and that is not part of the conglomerate	-	-
26.d	Increase of unauthorized capital	-	-
26.e	Excess of the amount adjusted of Core Capital	-	-
26.f	Deposit to cover capital deficiency	-	-
26.g	Amount of intangible assets established before Resolution No. 4,192 of 2013 comes into effect	1,483,530	-	(i)
26.h	Excess of resources invested on permanent assets	-	-
26.i	PR emphasis	-	-
26. j	Other residual differences concerning the Core Capital calculation methodology for regulatory purposes	-	-
27	Regulatory adjustments applied to the Core Capital due to the Insufficiency of Additional Capital and Tier II Capital to cover deductions	-	-
28	Total regulatory deductions from the Core Capital	15,499,690
29	Core Capital	115,407,945
	1 - Considers prudential adjustments corresponding to deduction of non-controlling interest.
	2 - Considers the deduction of deferred tax liabilities.
	3 - Calculated according to article 9 of Bacen Resolution No. 4,192.
	4 - Calculated according to article 29 of Resolution No. 4,192.

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	Breakdown of the Referential Equity and Information on its adequacy	12/31/2016
		Value (R$ Thousand)	Temporary Treatment (R$ Thousand)	Balance Sheet Reference
Additional Capital: instruments
30	Instruments eligible for the Additional Capital	-	-
31	of which: classified as core capital in accordance with the accounting rules	-	-
32	of which: classified as liabilities in accordance with the accounting rules	-	-
33	Instruments that are authorized to compose the Additional Capital before Resolution No. 4,192 of 2013 comes into effect	-	-
34	Non-controlling interest in subsidiaries that are part of the conglomerate, non-deductible from the Additional Capital[3]	532,392	354,928
35	of which: instruments issued by subsidiaries before Resolution No. 4,192 of 2013 comes into effect	-	-
36	Additional capital before regulatory deductions	532,392
Additional Capital: regulatory deductions
37	Shares or other instruments issued by the bank authorized to compose the Additional Capital, acquired directly, indirectly or synthetically	-	-
38	Investments crossed with instruments eligible for the Additional Capital
39	Added value of investments lower than 10% of the capital of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad that are not part of the conglomerate and that exceeds 10% of the amount of the Additional Capital	-
40	Investments higher than 10% of the capital of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad that are not part of the conglomerate	-
41	National regulatory adjustments	-	-
41.a	Added value of investments lower than 10% of the capital of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad that are not part of the conglomerate and do not exceeds 10% of the amount of the Additional Capital	-	-
41.b	Non-controlling interest in Additional Capital	-	-
41.c	Other residual differences concerning the Additional Capital calculation methodology for regulatory purposes	-	-
42	Regulatory adjustments applied to the Additional Capital due to the insufficiency of Tier II Capital to cover deductions	-	-
43	Total regulatory deductions from the Additional Capital	-	-
44	Additional Capital	532,392
45	Tier I	115,940,337
Tier II: instruments
46	Instruments eligible for Tier II Capital
47	Instruments that are authorized to compose Tier II Capital before Resolution No. 4,192 of 2013 comes into effect[4]	23,488,432	15,658,955
48	Non-controlling interest in subsidiaries that are part of the conglomerate, non-deductible from Tier II Capital[3]	48,507	32,338
49	of which: instruments issued by subsidiaries before Resolution No. 4,192 of 2013 comes into effect	48,507	32,338
50	Excess of provisions with respect to the loss expected in IRB	-	-
51	Tier II before regulatory deductions	23,536,939
Tier II: regulatory deductions
52	Shares or other instruments issued by the bank authorized to compose Tier II Capital, acquired directly, indirectly or synthetically
53	Investments crossed with instruments eligible for Tier II Capital
54	Added value of investments lower than 10% of the capital of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad that are not part of the conglomerate and that exceeds 10% of the amount of Tier II Capital	-
55	Investments higher than 10% of the capital of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad that are not part of the conglomerate	-
56	National regulatory adjustments	-	-
56.a	Funding instruments issued by an institution that is authorized to operate by the Central Bank of Brazil or by a financial institution abroad, and that is not part of the conglomerate, limited to the instruments held by third parties and issued until December 31, 2012	-	-
56.b	Non-controlling interest in Tier II	-	-
56.c	Other residual differences concerning Tier II calculation methodology for regulatory purposes	-	-
57	Total regulatory deductions from Tier II Capital	-	-
58	Tier II	23,536,939
59	Referential Equity (Tier I + Tier II)	139,477,276
60	Total risk-weighted assets	731,240,504
1 - Considers prudential adjustments corresponding to deduction of non-controlling interest.
2 - Considers the deduction of deferred tax liabilities.
3 - Calculated according to article 9 of Bacen Resolution No. 4,192.
4 - Calculated according to article 29 of Resolution No. 4,192.

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	Breakdown of the Referential Equity and Information on its adequacy	12/31/2016
		Value (R$ Thousand)	Temporary Treatment (R$ Thousand)	Balance Sheet Reference
	BIS Ratios and Additional Core Capital
61	Common Equity Tier I	15.8%
62	Tier I Ratio	15.9%
63	BIS Ratio	19.1%
64	Core Capital minimum requirement, including capital additions (% of RWA)	5.125%
65	of which: additional for preserving capital	0.625%
66	of which: countercyclical additional	0.0%
67	of which: additional for institutions that are systemically important at global level (G-SIB)
68	Core Capital available to meet the requirement for Additional Core Capital (% of RWA)	0.625%
	National Minimum
69	Core Capital Ratio, if different from that established in Basel III
70	Tier I Ratio, if different from that established in Basel III	6.0%
71	BIS Ratio, if different from that established in Basel III	9.875%
	Amounts below the limit for deduction (non-weighted by risk)
72	Added value of investments lower than 10% of the capital of companies that are similar to non-consolidated financial institutions, insurance companies, reinsurance companies, capitalization companies and sponsored pension fund entities	14,124
73	Investments higher than 10% of the capital of companies that are similar to non-consolidated financial institutions, insurance companies, reinsurance companies, capitalization companies and sponsored pension fund entities	10,709,167		(f) / (a)
74	Mortgage servicing rights
75	Tax credits arising from temporary differences, not deducted from the Common Equity Tier I	2,576,205		(c)
	Limits to the inclusion of provisions in Tier II
76	Generic provisions eligible for the inclusion in Tier II Capital related to exposures subject to the calculation of the capital requirement by means of a standardized approach
77	Limit for the inclusion of generic provisions in Tier II Capital for exposures subject to the standardized approach
78	Provisions eligible for the inclusion in Tier II Capital related to exposures subject to the calculation of the capital requirement by means of the IRB approach (before the application of the limit)	-
79	Limit for the inclusion of provisions in Tier II Capital for exposures subject to the IRB approach	-
	Instruments authorized to compose the Referential Equity before Resolution No. 4,192 of 2013 comes into effect (applicable between October 1,2013 and January 1, 2022)
80	Current limit for instruments that are authorized to compose the Core Capital before Resolution No. 4,192 of 2013 comes into effect
81	Amount excluded from the Core Capital due to the limit
82	Instruments that are authorized to compose the Additional Capital before Resolution No. 4,192 of 2013 comes into effect	-	-
83	Amount excluded from the Additional Capital due to the limit	-	-
84	Instruments that are authorized to compose Tier II Capital before Resolution No. 4,192 of 2013 comes into effect[4]	23,488,432	-
85	Amount excluded from Tier II Capital due to the limit[4]	15,658,955	-
	1 - Considers prudential adjustments corresponding to deduction of non-controlling interest.
	2 - Considers the deduction of deferred tax liabilities.
	3 - Calculated according to article 9 of Bacen Resolution No. 4,192.
	4 - Calculated according to article 29 of Resolution No. 4,192.

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12	Glossaries

12.1	Glossary of Acronyms

A

•	AVA - Avaliação de Vulnerabilidades e Ameaças (Threats and Vulnerabilities Analysis)

B

•	BACEN - Banco Central do Brasil (Central Bank of Brazil)
•	BIA - Business Impact Analysis
•	BIS - Bank for International Settlements
•	BRL - Brazilian Real

C

•	CCB – Cédula de Crédito Bancário
•	CDB - Certificado de Depósito Bancário (Bank Deposit Certificate)
•	CDI - Certificado de Depósito Interfinanceiro (Interbank Deposit Certificate)
•	CDS - Credit Default Swap
•	CMN - Conselho Monetário Nacional (National Monetary Council)
•	CNSP - Conselho Nacional de Seguros Privados (National Council of Private Insurance)
•	CRA – Certificados de Recebíveis do Agronegócio (Agribusiness Receivables Certificate)
•	CRI - Certificados de Recebíveis Imobiliários (Securitized Real Estate Loans)
•	CVM - Securities and Exchange Commission

D

•	DV01 - Delta Variation Risk

F

•	FIDC - Fundo de Investimento em Direitos Creditórios (Credit Rights Investment Funds)
•	Fll – Fundo de Investimento Imobiliário (Real Estate Investiment Fund)
•	FPRs - Fatores de Ponderação de Riscos (weighting factor)

G

•	GDP - Gross Domestic Product
•	G-SIBs - Global Systemically Important Banks

H

•	HQLA - High quality liquid assets

I

•	ICAAP - Internal capital adequacy assessment process
•	IGPM – Índice Geral de Preços do Mercado (Brazilian consumer index)
•	IPCA - Índice de Preço ao Consumidor Amplo (Brazilian consumer index)
•	IPV – Independent Price Validation
•	IT - Information Technology

L

•	LCR - Liquidity Coverage Ratio

M

•	MEP- Equity Method
•	MtM - Mark to Market

P

•	PCN - Planos de Continuidade de Negócios (Business Continuity Plans)

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•	PR - Patrimônio de Referência (Referential Equity)
•	PREVIC - Superintendência Nacional de Previdência Complementar (National Superintendence of Supplementary Pension)

R

•	RA - Risk Assessment
•	RBAN - Referential equity calculated for covering the interest rate risk of trades of the Banking Portfolio
•	RCAP - Regulatory Consistency Assessment Programme
•	RCP - Risco de Crédito Potencial (Potential Credit Risk)
•	RWA - Risk Weighted Asset
•	RWACPAD - Portion relating to exposures to credit risk
•	RWAMINT - Portion relating to exposures to market risk, using internal approach
•	RWAMPAD - Portion relating to exposures to market risk, calculated using standard approach
•	RWAOPAD - Portion relating to the calculation of operational risk capital requirements

S

•	SOC - Security Operation Center
•	SUSEP - Superintendência de Seguros Privados (Superintendence of Private Insurance)

T

•	TAC - Termo de Ajustamento de Conduta (Conduct Adjustment Agreements)
•	TRS - Total Return Swap
•	TR - Taxa Referencial (Referential Rate)
•	TVM - Títulos de valores mobiliârios (Securities)

V

•	VaR - Value at Risk

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12.2	Glossary of Regulations

•	BACEN Circular No. 3,354, of June 27th, 2007
•	BACEN Circular No. 3,547, of July 07th, 2011
•	BACEN Circular No. 3,634, of March 04th, 2013
•	BACEN Circular No. 3,639, de of March 04th, 2013
•	BACEN Circular No. 3,640, of March 04th, 2013
•	BACEN Circular No. 3,641, of March 04th, 2013
•	BACEN Circular No. 3,644, of March 04th, 2013
•	BACEN Circular No. 3,645, of March 04th, 2013
•	BACEN Circular No. 3,646, of March 04th, 2013
•	BACEN Circular No. 3,647, of March 04th, 2013
•	BACEN Circular No. 3,674, of October 31st, 2013
•	BACEN Circular No. 3,678, of October 31st, 2013
•	BACEN Circular No. 3,701, of March 13th, 2014
•	BACEN Circular No. 3,748, of February 26th, 2015
•	BACEN Circular No. 3,749, of March 05th, 2015
•	BACEN Circular No. 3,751, of March 19th, 2015
•	BACEN Circular No. 3,768, of October 29th, 2015
•	BACEN Circular No. 3,769, of October 29th, 2015
•	BACEN Circular Letter No. 3,775 of July 14th, 2016
•	BACEN Circular Letter No. 3,774 of July 14th, 2016
•	CNSP Resolution No. 321, of July 15th, 2015
•	CMN Resolution No. 3,380 of June 29th, 2006
•	CMN Resolution No. 3,444, of February 28th, 2007
•	CMN Resolution No. 3,464, of June 26th, 2007
•	CMN Resolution No. 3,533 of January 31st, 2008
•	CMN Resolution No. 3,721 of April 30th, 2009
•	CMN Resolution No. 3,921, of November 25th, 2010
•	CMN Resolution No. 3,988 of June 30th, 2011
•	CMN Resolution No. 4,090, of May 24th, 2012
•	CMN Resolution No. 4,192, of March 1st, 2013
•	CMN Resolution No. 4,193, of March 1st, 2013
•	CMN Resolution No. 4,195, of March 1st, 2013
•	CMN Resolution No. 4,280, of October 31st, 2013

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